Exhibit 99.1

Brookfield

2023

Brookfield Corporation

ANNUAL INFORMATION FORM

March 18, 2024

ANNUAL INFORMATION FORM

Brookfield Corporation
ANNUAL INFORMATION FORM
THE CORPORATION
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses – asset management, insurance solutions, and our operating businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. The Corporation’s Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN.”

The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. On December 9, 2022, the Corporation filed the articles of arrangement and articles of amendment by arrangement to change its name from Brookfield Asset Management Inc. to Brookfield Corporation.
References in this Annual Information Form to the “Corporation” refer to Brookfield Corporation, including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, including perpetual affiliates (as defined herein), individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2023, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.

Although the Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, insurance solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Annual Information Form or such other date specified herein. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While the Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, the Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

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CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

The Corporation prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We disclose a number of financial measures in this Annual Information Form that are calculated and presented using methodologies other than in accordance with IFRS, which include but are not limited to distributable earnings (“DE”) and funds from operations (“FFO”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. For more information on non-IFRS measures and other financial metrics, see “Statement Regarding Use of Non-IFRS Measures” and “Glossary of Terms” in our Management’s Discussion and Analysis of Financial Results for the year ended December 31, 2023 (“MD&A”) dated March 18, 2024, which sections are incorporated by reference in this Annual Information Form. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included on pages 135 to 141 of the MD&A, which pages are also incorporated by reference in this Annual Information Form. The MD&A is available on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar.

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SUBSIDIARIES
The following is a list of the Corporation’s principal subsidiaries, which consists of the asset management business and four perpetual affiliates. For each such subsidiary, the below table indicates the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Corporation (on a fully exchanged basis), and the respective equity ownership of the Corporation, in each case, except as otherwise described, as at December 31, 2023.

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest
Brookfield Asset Management ULC (a)	British Columbia	75%	75%
Brookfield Business Partners L.P. (b)(c)	Bermuda	100%	66%
Brookfield Infrastructure Partners L.P. (d)(e)	Bermuda	100%	26%
Brookfield Renewable Partners L.P. (f)(g)	Bermuda	100%	45%
Brookfield Property Partners L.P. (h)	Bermuda	100%	100%

(a)    The Corporation, directly and indirectly, holds approximately 75% of the Brookfield Asset Management ULC (the “Asset Management Company”) common shares. The remaining approximately 25% of the Asset Management Company common shares are held by Brookfield Asset Management Ltd. (the “Manager”).
(b)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BBU LP Units”), units exchangeable into BBU LP Units and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a subsidiary of Brookfield Business Partners L.P. (“BBU”) (which are exchangeable into BBU LP Units) representing an approximate 66% economic ownership interest in BBU (on a fully exchanged basis).
(c) The Corporation, directly and indirectly, holds approximately 65% of the BBUC exchangeable shares. In addition, BBU, which itself is controlled by the Corporation, holds all of the issued and outstanding BBUC class B shares, having a 75% voting interest in BBUC, and BBUC class C shares. Through their ownership of BBUC exchangeable shares and BBUC class B shares, the Corporation and BBU collectively hold an approximate 91% voting interest in BBUC.
(d)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BIP LP Units”), units exchangeable into BIP LP Units and class A exchangeable subordinate voting shares (“BIPC exchangeable shares”) of Brookfield Infrastructure Corporation (“BIPC”), a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP”) (which are exchangeable into BIP LP Units) representing an approximate 26% economic ownership interest in BIP (on a fully exchanged basis). The Corporation and Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) and their related parties (collectively, the “Brookfield Holders”) collectively own BIP LP Units, units exchangeable into BIP LP Units and BIPC exchangeable shares representing an approximate 27% economic ownership interest in BIP (on a fully exchanged basis). The Corporation and Brookfield Reinsurance have agreed that all decisions made by Brookfield Reinsurance with respect to the voting of the BIP LP Units held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and the Corporation. Brookfield Reinsurance may acquire additional BIP LP Units or other securities exchangeable for BIP LP Units. It is expected that any BIP LP Units or other securities exchangeable for BIP LP Units held by Brookfield Reinsurance will be subject to the foregoing voting arrangements.
(e)    The Corporation, directly and indirectly, holds approximately 10% of the BIPC exchangeable shares. In addition, BIP, which itself is controlled by the Corporation, holds all of the issued and outstanding BIPC class B shares, having a 75% voting interest in BIPC, and BIPC class C shares. Through their ownership of BIPC exchangeable shares and BIPC class B shares, the Corporation and BIP collectively hold an approximate 77% voting interest in BIPC.
(f)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BEP LP Units”), units exchangeable into BEP LP Units and class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”), a subsidiary of Brookfield Renewable Partners L.P. (“BEP”) (which are exchangeable into BEP LP Units) representing an approximate 45% economic ownership interest in BEP (on a fully exchanged basis). The Brookfield Holders collectively own BEP LP Units, units exchangeable into BEP LP Units and BEPC exchangeable shares representing an approximate 47% economic ownership interest in BEP (on a fully exchanged basis). The Corporation and Brookfield Reinsurance have agreed that all decisions made by Brookfield Reinsurance with respect to the voting of the BEP LP Units and BEPC exchangeable shares held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and the Corporation. Brookfield Reinsurance may acquire additional BEP LP Units, BEPC exchangeable shares or other securities exchangeable for BEP LP Units or BEPC exchangeable shares. It is expected that any BEP LP Units, BEPC exchangeable shares or other securities exchangeable for BEP LP Units or BEPC exchangeable shares held by Brookfield Reinsurance will be subject to the foregoing voting arrangements.
(g)    The Brookfield Holders, directly and indirectly, hold approximately 25% of the BEPC exchangeable shares. In addition, BEP, which itself is controlled by the Corporation, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, the Brookfield Holders and BEP collectively hold an approximate 81% voting interest in BEPC.
(h)    The Corporation indirectly owns a 100% general partnership interest. The Corporation indirectly owns general partnership units, limited partnership units (“BPY LP Units”) and units exchangeable into BPY LP Units of Brookfield Property Partners L.P. (“BPY”). The Corporation holds an approximate 100% economic ownership interest in BPY (on a fully exchanged, “as-converted” basis).

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DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2021 in each of our principal areas of business.
2024 Activity – to date

Asset Management

In February 2024, the Manager announced that it raised $10 billion (inclusive of fund commitments and strategic capital from the investor base of our asset management business) in the first closing of Brookfield Global Transition Fund (“BGTF II”), the second vintage of our private fund dedicated to facilitating the global transition to a net-zero carbon economy.

Insurance Solutions

Our insurance solutions business has had no material activity in 2024 to date.

Operating Businesses

Renewable Power and Transition
In January 2024, a BEP subsidiary issued C$400 million of green Series 17 medium-term notes at a fixed rate of 5.318% due 2054. The Series 17 medium term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.

Infrastructure
In January 2024, BIP, through its U.S. colocation data center operation, acquired a portfolio of data centers out of bankruptcy from Cyxtera Technologies. The purchase price was fully funded through debt, and did not require any new equity capital.

Private Equity
Our private equity business has had no material activity in 2024 to date.

Real Estate
In the first quarter of 2024, BPY acquired a portfolio of 75-multifamily assets in San Francisco in a foreclosure process through the Brookfield Strategic Real Estate Partners (“BSREP”) V fund.

Corporate
On March 4, 2024, the Corporation closed a $750 million offering of 5.968% notes due 2054 issued at par.

2023 Activity

Asset Management

In 2023, our asset management business benefited from strong fundraising across our flagship and complementary fund offerings, with total capital raised of $83 billion. The successful fundraising across our various flagship series included the final close of our fifth infrastructure flagship fund and our sixth private equity flagship fund, bringing the total capital raised in these strategies to $30 billion and $12 billion, respectively. We also had closes for the latest vintage of our opportunistic credit fund and our inaugural strategic lending partners fund, bringing the total amount raised to $8 billion and $4 billion at year-end, respectively, for these products. We are in the process of completing the first close of the fifth vintage of our flagship real estate fund, which stood at $8 billion at the end of February 2024. These raises were supplemented by significant fundraising across our growing suite of complementary strategies, with the final close of the third vintage of our infrastructure debt fund, bringing the total for the fund to over $6 billion, which makes this fund the world's largest private infrastructure debt fund.

Our fee-bearing capital represents the total capital managed by our asset management business for which we earn revenue. Fee-bearing capital of our asset management business increased by 9% to $457 billion in 2023; of this, 86% is long-dated or perpetual in nature. The high percentage of our fee-bearing capital that is long-dated or perpetual in nature provides more resiliency and predictability to our revenues. Inflows to fee-bearing capital of $73 billion were largely driven by flagship fundraising activities,
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funds raised within credit and other funds, including our insurance solutions business, and capital raised and deployed across other strategies. Fee-bearing capital also benefitted from capital raised through issuances in our public vehicles and higher market valuations across our credit, liquid and other perpetual strategies. These increases were partially offset by outflows within our liquid and credit strategies, and $16 billion of capital returned to clients.

The increase in fee-bearing capital resulted in fee revenues of $4.4 billion and fee-related earnings of $2.2 billion for 2023, or an increase of 8% and 6%, respectively, compared to 2022. The increase in fee-related earnings and higher interest income on the deposit our asset management business has with the Corporation was partially offset by higher cash taxes resulting in DE of $2.2 billion for the year ended December 31, 2023, or an increase of 7% compared to 2022. Our asset management business has $47 billion of committed capital across the business groups that will earn approximately $470 million of fee revenues once invested.

During the year, our asset management business had gross monetizations of approximately $30 billion and deployed $58 billion across the business groups, including $5.7 billion from renewable power and transition, $19.4 billion from infrastructure, $3.4 billion from private equity, $7.7 billion from real estate and $22.1 billion from credit and other.

As at December 31, 2023, the asset management business had total uncalled private fund commitments of $107 billion.

In 2023, our investment strategies continued to focus on infrastructure, growing out the backbone of the global economy, transition and renewables, benefiting from the global imperative to decarbonize; and direct lending. Some notable examples include:

•In February 2023, our asset management business launched Brookfield Infrastructure Income Fund (“BII”), an innovative open-ended, semi-liquid infrastructure product offering private wealth investors access to Brookfield’s infrastructure platform. As of December 2023, more than $1.3 billion has been raised since inception of BII from our distribution partners worldwide.

•On September 11, 2023, the Manager and Société Générale announced a strategic partnership to originate and distribute high-quality private credit investments through a private investment grade debt fund. The initial fund is targeting a total of €10 billion over the next four years and will launch with €2.5 billion of seed funding at inception.

•On December 1, 2023, the Manager and ALTÉRRA, the world’s largest private markets climate vehicle launched at the World Climate Action Summit, announced the creation of a multi-billion dollar Catalytic Transition Fund. ALTÉRRA Transformation has committed up to $1 billion to this fund, alongside ALTÉRRA Acceleration’s $2 billion commitment to BGTF II.

Insurance Solutions

In 2023, our insurance solutions business generated distributable operating earnings (“DOE”) of $740 million. DOE increased from the prior year, driven by strong investment performance over the year and growth in assets. During the year, total insurance assets increased to approximately $60 billion. Approximately $5 billion of such assets were redeployed at an average yield in excess of 9%, increasing the average yield on insurance assets to 5.5%, approximately 2% higher than the average cost of capital.

On February 8, 2023, Brookfield Reinsurance entered into a definitive merger agreement with Argo Group International Holdings, Inc. (formerly Argo Group International Holdings, Ltd.) (“Argo”), whereby Brookfield Reinsurance agreed to acquire Argo in an all-cash transaction valued at approximately $1.1 billion (the “Argo Acquisition”). The Argo Acquisition subsequently closed on November 16, 2023. Argo is a U.S. focused underwriter of specialty insurance products in the property and casualty market.

On July 4, 2023, Brookfield Reinsurance entered into a definitive Agreement and Plan of Merger (the “AEL Merger Agreement”) with Arches Merger Sub, Inc., an Iowa corporation and a wholly owned subsidiary of Brookfield Reinsurance (“Merger Sub”), American Equity Investment Life Holding Company (“AEL”), and solely for the purposes set forth in the AEL Merger Agreement, the Manager, whereby Brookfield Reinsurance will acquire the outstanding common equity of AEL that it does not already own for aggregate consideration of $55.00 per AEL share in a transaction that values AEL at approximately $4.3 billion (the “AEL Acquisition”). AEL shareholders will receive a combination of $38.85 in cash consideration and a number of Class A Limited Voting Shares of the Manager (the “Manager Class A Shares”) having a value equal to $16.15 (based on the undisturbed 90-day volume-weighted average share price of the Manager Class A Shares as of June 23, 2023), subject to adjustment in certain circumstances as described in the AEL Merger Agreement (the “Manager Stock Consideration”).

AEL is an industry leader in the development and sale of fixed index and fixed rate annuity products. The company was founded in 1995 and is headquartered in West Des Moines, Iowa with additional offices in Charlotte, NC, New York, NY and Miami, FL. AEL
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is licensed to sell insurance products in all 50 states and the District of Columbia, writing over $4 billion of annuity products annually. AEL’s products are sold primarily through independent insurance agents, as well as banks and broker-dealers.

Brookfield Reinsurance intends to acquire from the Corporation the Manager Class A Shares required to satisfy the Manager Stock Consideration. Subject to this occurring, the Manager’s public float will increase by approximately 10%, and the Corporation’s interest in the Asset Management Company will decrease from approximately 75% to approximately 73%, which will not cause any dilution to the shareholders of the Corporation, Brookfield Reinsurance or the Manager.

The AEL Acquisition is expected to close shortly, subject to closing conditions customary for a transaction of this type, including receipt of insurance regulatory approvals in relevant jurisdictions.

In August 2023, Brookfield Reinsurance acquired an economic interest in $2.1 billion of real estate and other assets from the Corporation in exchange for the Corporation receiving 60.7 million class C shares of Brookfield Reinsurance. In September and November 2023, subsidiaries of Brookfield Reinsurance acquired 3.4 million BEPC exchangeable shares and 6.6 million BEPC exchangeable shares, respectively, from a subsidiary of the Corporation at fair market value for total cash consideration of $250 million. In September 2023, subsidiaries of Brookfield Reinsurance acquired 3.3 million BIP LP Units from a subsidiary of the Corporation at fair market value for total cash consideration of $100 million. As described below under “Business of the Corporation”, we refer to Brookfield Reinsurance as a “paired entity” to the Corporation. This paired status allows the shareholders of the Corporation and Brookfield Reinsurance to continue to benefit from the economic return of these transferred assets and securities.

On November 16, 2023, Brookfield Reinsurance closed its exchange offer (the “Offer”) through which holders of the Class A Shares were given the opportunity to voluntarily exchange their Class A Shares for newly-issued Brookfield Reinsurance class A-1 exchangeable non-voting shares (“Brookfield Reinsurance Class A-1 Shares”) on a one-for-one basis. Under the Offer, Brookfield Reinsurance took up 32,934,574 Class A Shares and issued 32,934,574 Brookfield Reinsurance Class A-1 Shares in exchange, without causing any dilution to the shareholders of the Corporation or Brookfield Reinsurance. The Brookfield Reinsurance Class A-1 Shares issued under the Offer are listed on the NYSE and the TSX under the symbol “BNRE.A”.

Operating Businesses

Renewable Power and Transition
In 2023, our renewable power and transition segment generated FFO of approximately $418 million attributable to the Corporation. FFO was positively impacted by contributions from growth, including nearly 5,000 megawatts (“MW”) of new development assets reaching commercial operation, higher realized prices across most markets on the back of inflation escalation and commercial initiatives, as well as favorable hydroelectric generation in the U.S. and Brazil and strong asset availability across our global fleet.

In March 2023, a BEP subsidiary issued C$400 million of green Series 16 medium-term notes at a fixed rate of 5.292%. The Series 16 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.

In March 2023, BEP, together with institutional partners, committed to invest up to $1 billion in a leading renewable development platform in India with 4,000 MW of operating assets and a 7,400 MW development pipeline, through a structured U.S. dollar financing solution in the form of convertible securities. BEP, together with institutional partners, made an initial investment of $400 million with the option to invest up to $600 million in additional convertible securities to finance the company’s renewables development pipeline, as well as investing in solar panel and green ammonia production.

In June 2023, BEP issued 8,200,000 BEP LP Units at a price of $30.35 per unit, and BEPC issued 7,430,000 BEPC exchangeable shares at a price of $33.80 per share for aggregate gross proceeds of approximately $500 million. Concurrently, a subsidiary of Brookfield Reinsurance agreed to purchase 5,148,270 BEP LP Units at a price of $30.35 per unit (net of underwriting commissions) for total gross proceeds of approximately $150 million.

In September 2023, BEP, together with its institutional partners, committed to invest up to $845 million into a joint venture with a leading Indian renewable energy company to create a development platform in India consisting of 1.2 gigawatt (“GW”) of late-stage wind-solar hybrid projects, 1.4 GW mid-stage wind-solar hybrid energy parks, and 3.5 GW early-stage renewable energy projects.

In September 2023 and November 2023, a subsidiary of the Corporation transferred 3.4 million BEPC exchangeable shares and 6.6 million BEPC exchangeable shares, respectively, to subsidiaries of Brookfield Reinsurance at fair market value for total cash consideration of $250 million.

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In October 2023, BEP, together with institutional partners, acquired the remaining 50% of X-Elio Energy S.L. (“X-Elio”) for total consideration of $893 million. X-Elio’s diversified portfolio includes 1,200 MW of operating and under construction assets, 1,500 MW of late-stage development projects and a 12,000 MW development pipeline.

In October 2023, BEP, together with institutional partners, acquired a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, and a 6,100 MW development pipeline for $1.1 billion.

In November 2023, BEP, together with institutional partners, and in partnership with Cameco Corporation (“Cameco”), completed the previously announced acquisition of Westinghouse Electric Company (“Westinghouse”), one of the world’s largest nuclear services businesses, from BBU and its institutional partners, for approximately $4 billion. BEP, together with institutional partners, own an aggregate 51% interest with Cameco owning 49%.

In December 2023, BEP, together with its institutional partners, acquired a leading independent UK renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, for $625 million.

Infrastructure
In 2023, our infrastructure segment generated FFO of $653 million. The increase in FFO compared to the prior year was primarily driven by inflation indexation, volume growth across the majority of our critical infrastructure networks, the commissioning of capital projects, and net acquisition activity, partially offset by increased interest expense due to additional borrowings.

On January 4, 2023, BIP completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, for total consideration of approximately $1.2 billion. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.

On February 1, 2023, BIP acquired an effective 6% interest in a German telecommunications business, for total consideration of approximately $700 million.

On June 15, 2023, a subsidiary of BIP sold a portion of its interest in a U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%.

On July 27, 2023, a subsidiary of BIP issued C$700 million aggregate principal amount of medium-term notes in two tranches. The notes are fully and unconditionally guaranteed by BIP and certain of its subsidiaries. C$500 million aggregate principal amount of medium-term notes mature on July 27, 2030 and have a coupon rate of 5.710% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on July 27, 2053 with a coupon rate of 5.950% per annum.

On August 1, 2023, BIP acquired Data4 Group (“Data4”), a European hyperscale data center platform, for consideration of approximately $600 million. BIP has an effective 19% interest in Data4.

On August 31, 2023, BIP sold its 7.9% interest in AusNet Services Ltd. (“AusNet”), an Australian regulated utility operation, to institutional partners and clients of our asset management business for net proceeds of $435 million.

On September 28, 2023, BIP, through its subsidiary Brookfield Infrastructure Corporation, completed the acquisition of Triton International Limited (“Triton”), a global intermodal logistics operation, for consideration of $1.2 billion. In connection with the Triton acquisition, consideration paid included the issuance of $751 million of BIPC exchangeable shares and $55 million of pre-existing interest in the business. BIP has an effective 28% interest in Triton.

On September 29, 2023, a subsidiary of the Corporation exercised its redemption right in respect of 3.3 million exchangeable units of BIP and was issued 3.3 million BIP LP Units; these BIP LP Units were subsequently transferred to subsidiaries of Brookfield Reinsurance at fair market value for total cash consideration of $100 million.

On October 3, 2023, BIP acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $400 million.

Private Equity
In 2023, our private equity segment generated FFO of approximately $1.9 billion, representing an increase of approximately $1.0 billion from the prior year, with results in the current year including a disposition gain of $1.1 billion earned on the sale of Westinghouse, our nuclear technology services operation. Excluding the disposition gain recorded in the current year, FFO
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decreased by approximately $200 million primarily due to the impact of increased interest expense incurred from higher rates on floating rate debt and incremental borrowings due to acquisitions.

On June 9, 2023, BBU alongside institutional partners agreed to acquire payments provider Network International (“Network”), a public company listed on the London Stock Exchange, for approximately $2.76 billion in cash. The transaction has been approved by Network shareholders and is expected to close in the first half of 2024.

On November 7, 2023, BBU alongside institutional partners completed the sale of Westinghouse to a strategic consortium led by Cameco and BEP for proceeds of approximately $4 billion.

Real Estate
In 2023, our real estate segment generated net operating income (“NOI”) of $3.6 billion. The increase in NOI compared to the prior year was primarily due to same store growth supported by the strong performance of our core properties and receipt of a one-time lease payment.

In the first quarter of 2023, BPY issued medium term notes for C$500 million at 7.125% per annum, with a term of five years via private placement. Further, through its interest in the BSREP IV fund, BPY acquired five logistics assets in the U.S. for approximately $400 million. In addition, BPY sold a partial interest in an office asset at fair market value to Brookfield Reinsurance for net proceeds of $83 million. BPY also acquired a 23% limited partnership interest in the foreign investments owned by the BSREP IV fund from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In addition, through its interest in the BSREP I fund, BPY sold a hospitality asset for net proceeds of $213 million. Further, through its interest in the BSREP III fund, BPY acquired a portfolio of logistics assets in Korea for $532 million.

In the second quarter of 2023, BPY sold partial interests in three office assets in the U.S. and three office assets in Canada to Brookfield Reinsurance for net proceeds of approximately $612 million. BPY also sold its interest in Brookfield Real Estate Income Trust (“Brookfield REIT”) to a subsidiary of Oaktree Capital Group LLC for approximately $1.19 billion for net proceeds of $321 million. These transactions were completed at market terms.

In the third quarter of 2023, through its interest in the BSREP IV fund, BPY acquired eight logistics centers in the U.S. for $378 million. In addition, through its interest in the BSREP II fund, BPY sold twenty-three manufactured housing communities in the U.S. for $389 million. Further, in a series of related transactions BPY issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of Brookfield Reinsurance, as part of the capitalization of Brookfield’s insurance business. Upon conversion, it is expected that Brookfield Reinsurance will assume a partial interest in BPY’s limited partnership interest in the BSREP IV fund. BPY received $1.6 billion in notes receivable as consideration in these transactions.

In the fourth quarter of 2023, through its interest in the BSREP IV fund, BPY sold a mixed-use asset in Paris, France for net proceeds of $411 million.

Corporate
On May 23, 2023, the Corporation announced the TSX approval of a normal course issuer bid (“NCIB”) to purchase up to 142.0 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2023 and is set to expire on May 24, 2024, the Corporation has, as of March 15, 2024, purchased 22,271,041 Class A Shares at an average price of $36.61.

On June 14, 2023, the Corporation closed a $550 million offering of 6.087% notes due 2033 issued at par.

On July 14, 2023, the Corporation redeemed $550 million of notes due on April 1, 2024.

On August 18, 2023, the Corporation announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 22, 2023 and is set to expire on August 21, 2024, the Corporation has not purchased any Class A Preference Shares as of March 15, 2024.

On December 4, 2023, the Corporation closed a $700 million offering of 6.350% notes due 2034 issued at par.

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2022 Activity

Asset Management

In 2022, our asset management business had a record fundraising year, raising $93 billion of capital. Our asset management business continued to see growth across its flagship funds; including the close of its fifth infrastructure flagship fund and its sixth private equity flagship fund, which raised $22 billion and $9 billion in 2022, respectively. In addition, our asset management business had significant fundraising across its growing suite of complementary strategies.

The Manager and the Asset Management Company were formed by the Corporation on July 4, 2022 for the purpose of effecting a plan of arrangement (the “Arrangement”). The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. As a result of the Arrangement, holders of the Class A Shares received 0.25 of a Manager Class A Share for each Class A Shares held.

In 2022, we raised $15 billion of strategic capital for our inaugural Global Transition Fund mandate, making Brookfield Global Transition Fund (“BGTF I”) the world’s largest private fund strategy dedicated to facilitating the global transition to a net-zero carbon economy.

The fee-bearing capital of our asset management business increased by 15% to $418 billion in 2022; of this 83% is long-dated or perpetual in nature. Inflows to fee-bearing capital of $108 billion were largely driven by the flagship fundraising activities, inflows within credit and other funds within its insurance solutions business and capital raised and deployed across other strategies. These increases were partially offset by lower market valuations and outflows within its liquid credit strategies and decreases in the market capitalizations of BEP and BIP, due to a decline in share prices compared to prior year. During the year, $12.2 billion of distributions were returned to clients of our asset management business through dividends and asset sales.

The increase in fee-bearing capital drove a 20% increase in fee revenues, excluding performance fees, from the prior year to $4.0 billion. As at December 31, 2022, our asset management business had $41 billion of committed capital across the business groups that will earn approximately $400 million of fee revenues once invested.

Our asset management business also generated $1.7 billion of unrealized carried interest, net of direct costs, on third party capital across its private funds and other strategies, and realized $610 million of carried interest, net of direct costs, during the year.

Our asset management business invested $73.2 billion over the year across the business groups, including $4.3 billion from renewable power and transition, $15.5 billion from infrastructure, $14.6 billion from private equity, $15.0 billion from real estate and $23.8 billion from credit.

As at December 31, 2022, the asset management business had total uncalled private fund commitments of $87.4 billion.

In 2022, investment strategies focused on infrastructure, growing out the backbone of the global economy; transition and renewables, benefitting from the global imperative to decarbonize; and direct lending.

Insurance Solutions

On January 7, 2022, following the receipt of required regulatory approvals and pursuant to the investment agreement with AEL (“AEL Investment Agreement”), Brookfield Reinsurance purchased an additional 6,775,000 shares of common stock of AEL at $37.33 per share, bringing its total combined equity interest in AEL to approximately 19% as of such date.

On May 25, 2022, Brookfield Reinsurance completed its previously announced acquisition of American National Group, LLC (“American National”) in an all-cash transaction valued at approximately $5.1 billion. Under the terms of the transaction, Brookfield Reinsurance acquired all issued and outstanding shares of American National at a price of $190 per share.

On December 9, 2022, following the receipt of required shareholder approvals in a special general meeting on November 9, 2022, and concurrent with the Arrangement, Brookfield Reinsurance completed a special distribution of class A limited voting shares of the Manager (the “Special Distribution”). Pursuant to the Special Distribution, holders of Brookfield Reinsurance class A exchangeable limited voting shares (“Brookfield Reinsurance Class A Shares”) and class B limited voting shares (“Brookfield Reinsurance Class B Shares”) received one Manager Class A Share for every four Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class B Shares held as of the applicable record date.
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On completion of the Arrangement and Special Distribution, Brookfield Reinsurance changed its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.” The Brookfield Reinsurance Class A Shares began trading on the NYSE and the TSX under the new ticker symbol “BNRE” on December 14, 2022.

Operating Businesses

Renewable Power and Transition
In 2022, our renewable power and transition segment generated FFO of approximately $1 billion. FFO was positively impacted by contributions from growth, including 3,475 MW of new development assets reaching commercial operation, higher realized prices across most markets on the back of inflation escalation and higher global power prices, as well as favorable hydroelectric generation across all regions and strong asset availability across our global fleet.

In January 2022, BEP, together with its institutional partners, acquired a 100% interest in a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States for $650 million, with additional incentive payments that are payable contingent upon certain milestones being achieved.

In March 2022, BEP, together with institutional partners, committed to invest up to C$300 million into Entropy Inc., a provider of carbon capture solutions (CCS) through a convertible security. BEP together with its institutional partners have to date funded C$40 million to support the buildout of Entropy’s development pipeline of CCS projects.

In April 2022, BEP issued 5 million Class A Preferred Limited Partnership Units, Series 18 at a price of C$25.00 per unit, for gross proceeds of C$125 million.

In June 2022, BEP, together with institutional partners, committed to invest $500 million, of which $327 million has been deployed, through preferred shares, warrants and a 20% stake in common equity into a leading private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and an approximately 1.3 GW development pipeline.

In September 2022, BEP, together with its institutional partners, acquired a leading integrated distributed generation developer in the United States for $700 million, representing the equity purchase price and additional equity deployment to fund future growth. The business has 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States.

In October 2022, BEP, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse from BBU and its institutional partners.

In November 2022, a BEP subsidiary issued C$400 million of green Series 15 medium term notes at a fixed rate of 5.88%. The Series 15 medium term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.

In December 2022, BEP, together with its institutional partners, acquired a U.S. renewables developer for $1 billion with the potential to invest an additional $350 million to support the business’ development activities. Its portfolio includes over 800 MW of operating wind assets and a pipeline of over 22,000 MW of wind, solar and storage projects across 24 states, including almost 2,500 MW of under construction and advanced-stage projects.

Infrastructure
On January 21, 2022, a subsidiary of BIP issued $300 million perpetual subordinated notes with a coupon of 5.125% per annum. BIP used the net proceeds from this offering for the redemption of its Class A Preferred Limited Partnership Units, Series 7 on March 31, 2022, and for general corporate purposes.

On February 16, 2022, a consortium including BIP completed the acquisition of AusNet. BIP acquired an approximate 8% interest total equity consideration of approximately $500 million.

On March 10, 2022, BIP acquired an effective 17% interest in an Indian telecommunications business, for total consideration of approximately $30 million.

On March 31, 2022, BIP redeemed all of its outstanding Series 7 Preferred Units, for $243 million.

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On April 1, 2022, BIP acquired an approximate 13% interest in an Australian smart meter business, for total equity consideration of $215 million.

On April 25, 2022, a subsidiary of BIP issued C$600 million aggregate principal amount of medium-term notes. C$400 million aggregate principal amount of medium-term notes mature on April 25, 2034 and have a coupon rate of 5.439% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on April 25, 2052 with a coupon rate of 5.789% per annum.

On June 13, 2022, BIP sold its effective 19% interest in its North American container terminal operation for net proceeds of $275 million.

In June 2022, BIP, alongside institutional partners, agreed to the sale of its Indian toll road operations for net proceeds of approximately $200 million. The sale was completed on June 15, 2023, and generated net proceeds of approximately $180 million.

On August 4, 2022, BIP acquired an effective 12% interest in Uniti Group Ltd., an Australian data transmission business, for total consideration of $193 million.

In September 2022, BIP acquired an effective 30% interest in five Canadian residential infrastructure businesses through a subsidiary for total consideration of approximately $90 million.

On October 1, 2022, BIP sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield, in exchange for securities of equal value. Subsequent to year end, BIP exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $230 million.

On November 1, 2022, BIP’s New Zealand data distribution business completed the sale of a portfolio of telecom towers for net consideration to the partnership of $140 million.

On November 14, 2022, a subsidiary of BIP issued C$700 million aggregate principal amount of medium-term notes. C$450 million aggregate principal amount of medium-term notes mature on November 14, 2027 and have a coupon rate of 5.616% per annum. The remaining C$250 million aggregate principal amount of medium-term notes mature on February 14, 2033 with a coupon rate of 5.980% per annum.

On November 22, 2022, BIP entered into a joint venture agreement with Intel Corporation for the construction and operation of a semiconductor foundry. BIP is expected to fund approximately $500 million over the construction of the project for an approximate 12% interest.

On November 30, 2022, BIP sold its 31% interest in five Brazilian electricity transmission concessions for net consideration of approximately $250 million.

In November 2022, a subsidiary of BIP agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The sale was completed in April 2023 and generated net proceeds of approximately $70 million.

Private Equity
In 2022, our private equity segment generated FFO of approximately $1.0 billion, representing a decrease of approximately $1.0 billion from the prior year, with results in the prior year including disposition gains of $1.1 billion earned on the sale of common shares of West Fraser Timber Co. Ltd. (“West Fraser”). Excluding disposition gains recorded in the prior year, FFO increased by approximately $100 million in the year, driven by a full year of contributions from DexKo Global Inc. (“DexKo”), our engineered components manufacturing operations, and Modulaire Group (“Modulaire”), our modular building leasing services operations, as well as incremental contributions from the acquisitions of La Trobe Financial Services Pty Limited (“La Trobe”), an Australian residential mortgage lender, Scientific Games Corporation’s global lottery services and technology business (“Scientific Games”), and CDK Global Inc. (“CDK Global”), a dealer software and technology services operation.

On March 1, 2022, BBU announced that it had filed its final prospectus and that its registration statement had been declared effective in respect of the special distribution of one BBUC exchangeable share for every two BBU LP units outstanding. Each BBUC exchangeable share is exchangeable into a BBU LP unit and the creation of BBUC provides investors with greater flexibility to invest in BBU’s globally diversified services and industrial operations. The special distribution of BBUC was completed on March 15, 2022.

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On April 4, 2022, BBU alongside institutional partners acquired Scientific Games for approximately $5.8 billion. With innovative capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions, Scientific Games has long-term relationships with approximately 130 lottery entities in over 50 countries.

On May 31, 2022, BBU alongside institutional partners acquired La Trobe for approximately $1.1 billion, including a contingent payment tied to La Trobe achieving certain performance milestones. La Trobe is a leading Australian non-bank lender and asset manager.

On May 31, 2022, BBU alongside institutional partners acquired Cupa Group (“Cupa”) for approximately $879 million. Cupa is a leading provider of slate roofing products.

On July 6, 2022, BBU alongside institutional partners acquired CDK Global for approximately $8.3 billion. CDK Global is a leading provider of technology services and software solutions that help automotive dealers and manufacturers run their businesses more efficiently.

On October 11, 2022, BBU alongside institutional partners acquired Nielsen Holdings plc (“Nielsen”), in an all-cash transaction valued at approximately $16 billion. Nielsen is a global leader in third-party audience measurement, data and analytics across all forms of media and content. BBU and its institutional partners invested approximately $2.65 billion by way of preferred equity convertible into 45% of Nielsen’s common equity.

Real Estate
In the first quarter of 2022, BPY sold its investment in a portfolio of triple net lease assets in BSREP I fund for approximately $3.7 billion; and its investment in an extended-stay hospitality portfolio in the BSREP II fund for approximately $1.5 billion. Further, BPY and Qatar Investment Authority jointly sold a 49% interest in One Manhattan West, an office asset in Manhattan, New York at a valuation of $2.85 billion.

In the first quarter of 2022, in respect of the Corporation’s other real estate strategies, the BSREP IV fund completed the voluntary public takeover offer for all outstanding alstria office REIT-AG shares for cash consideration of €19.50 per tendered share. The BSREP IV fund also made its first investment in the student accommodation sector in Australia to acquire a purpose-built student accommodation development site in Melbourne. Brookfield European Real Estate Partnership (“BEREP”) acquired a 619-bed U.K. student housing portfolio. In Europe, the Corporation continued to build out its logistics business with investments that included BEREP fund’s acquisition of a €210 million French and Dutch portfolio; a €500 million Iberian joint venture; and a £180 million recapitalization of a U.K. logistics portfolio. In India, an agreement was signed to acquire a three-acre office property in Mumbai, and another agreement was signed to acquire a 51% controlling stake in a portfolio comprising of four mixed-use properties totaling 3.3 million square feet in the Delhi region. The Brookfield India REIT exercised its right to acquire Candor Techspace N2, one of the largest office parks in the gateway Noida market for $525 million. In São Paulo, the BSREP III fund closed on a transaction to develop three warehouses inside Sao Paulo International Airport.

In the second quarter of 2022, BPY sold eleven multifamily assets in the U.S. in the BSREP II fund for approximately $469 million and an office asset in the U.K. for approximately £294 million; conveyed one retail mall to the lender in satisfaction of outstanding debt obligations of $361 million; and acquired its joint venture partner’s incremental interest in two properties including Plaza Frontenac and Saint Louis Galleria in the U.S.

In the second quarter of 2022, in respect of the Corporation's other real estate strategies, the BSREP IV fund completed the privatization of Hibernia REIT, a public real estate investment trust headquartered in Dublin, Ireland, for approximately €1.1 billion. Further, the Corporation agreed to acquire a 50% interest in the leasehold of the Perth Convention & Exhibition Centre in Western Australia. In Brazil, the BSREP IV fund signed a deal to acquire twelve assets for $1.19 billion including six premier triple-A office properties in São Paulo and Rio de Janeiro; a deal was also signed by the BSREP III fund to develop seven warehouses inside São Paulo International Airport.

In the third quarter of 2022, BPY sold two multifamily assets in the U.S. for approximately $231 million. BPY also completed a £1.23 billion refinancing of 100 Bishopsgate, an office development in London, U.K.

In the third quarter of 2022, the BSREP IV fund completed the privatization of a European office REIT, Befimmo SA and closed on the $3.8 billion acquisition of Watermark Lodging Trust, a public non-traded REIT, adding a portfolio of 25 luxury hotels in the U.S. Brookfield Real Estate Secondaries I also held its first close with $875 million raised.

In the fourth quarter of 2022, in respect of the Corporation’s other real estate strategies, the BSREP IV fund held its final institutional close. The close brings the BSREP IV fund’s total capital raised since inception to $15 billion, inclusive of the
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Corporation’s $3.5 billion. The BSREP II fund completed the sale of Student Roost for approximately $4.0 billion, after transforming it into the U.K.’s third-largest purpose-built student accommodation provider. BPY also sold three multifamily assets in the U.S. for approximately $192 million.

Corporate
On February 4, 2022, the Corporation closed a $400 million offering by re-opening its 3.900% notes due 2028, issued at a price equal to 107.134% of their face value for an effective yield of 2.553%, and a $400 million offering of 3.625% notes due 2052, issued at a price equal to 99.908% of their face value for an effective yield of 3.630%.

On May 19, 2022, the Corporation announced the TSX approval of an NCIB to purchase up to 138.7 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2022 and expired on May 24, 2023, the Corporation purchased 18,216,408 Class A Shares at an average price of $42.22 for the period beginning on May 25, 2022 and ending on December 9, 2022 and $31.64 for the period beginning on December 12, 2022 and ending on May 17, 2023.

On August 18, 2022, the Corporation announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 22, 2022 and expired on August 21, 2023, the Corporation did not purchase any Class A Preference Shares.

On December 9, 2022, the Corporation completed the public listing and distribution of a 25% interest in the Corporation’s asset management business, through the Manager. The Corporation changed its name from Brookfield Asset Management Inc. to Brookfield Corporation, effective December 9, 2022, with its shares now trading under the new ticker “BN” on the NYSE and TSX. The Manager is also listed on the NYSE and TSX with shares trading under the ticker “BAM” on both exchanges.

On December 14, 2022, the Corporation closed a C$1 billion offering of 5.431% notes due 2032 issued at par.

2021 Activity

Asset Management

In 2021, our asset management business achieved record capital inflows, underpinned by a strong start to its latest round of flagship fundraising and contributions from complementary strategies. By the end of 2021, our asset management business raised $40 billion for this latest round of flagship funds, of which $26 billion was raised in 2021. During the year, it raised $24 billion in aggregate for its fourth flagship real estate fund and its transition fund and held a final close for its $16 billion opportunistic credit fund.

The fee-bearing capital of our asset management business increased by 17% to $364.1 billion at year-end. Inflows to fee-bearing capital of $71 billion were largely driven by the aforementioned flagship fundraising activities, capital deployed across a number of strategies, and inflows from its reinsurance agreements. An increase in the capitalization of BIP and BBU and market appreciation from credit strategies and other funds contributed a further $12.8 billion. During the year, $11.1 billion of capital was returned to clients of our asset management business through dividends and asset sales.

The increase in fee-bearing capital drove a 19% increase in fee revenues, excluding performance fees, from the prior year to $3.4 billion. Our asset management business earned $157 million in performance fees from BBU as its volume weighted average price exceeded the high watermark during both the second and fourth quarter of the year. In addition, at year-end our asset management business also had approximately $40 billion of committed capital across the business groups that will earn approximately $400 million of fee revenues once invested.

Our asset management business also generated $3.4 billion of unrealized carried interest, net of direct costs, on third party capital across private funds and other strategies, and realized $715 million of carried interest, net of direct costs, during the year.

Our asset management business invested $61.2 billion over the year across the business groups, including $1.7 billion from renewable power and transition, $7.8 billion from infrastructure, $7.7 billion from private equity, $23.4 billion from real estate and $20.6 billion from credit.

As at December 31, 2021, our asset management business had total uncalled private fund commitments of $77.1 billion.

In 2021, areas of focus continued to be investing in the transition of the economy to net-zero, growing the insurance solutions business, expanding technology investments and enhancing secondaries product offerings. Our asset management business also
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focused on completing its latest round of flagship fundraising, where a $100 billion raise was targeted. Lastly, our asset management business established Brookfield Oaktree Wealth Solutions, a dedicated private wealth team of over 70 dedicated personnel with a focus on enhancing our distribution capabilities within this channel. Our asset management business launched the non-traded REIT, Brookfield REIT, which is catered to this channel, is now approved on five wealth distribution platforms and has already started to raise capital.

Insurance Solutions

On June 24, 2021, the Corporation sold 9,106,042 common shares of AEL that it acquired in November 2020 to a wholly owned subsidiary of Brookfield Reinsurance, along with the right under the AEL Investment Agreement to acquire additional common shares of AEL representing, inclusive of the 9,106,042 common shares, up to 19.9% (but no less than 15%) of the issued and outstanding common shares of AEL in two tranches, subject to certain conditions.

On June 28, 2021, the Corporation completed its previously announced special dividend, pursuant to which each holder of Class A Shares and the Corporation's Class B Limited Voting Shares (“Class B Shares”) of record as of June 18, 2021 received one Brookfield Reinsurance Class A Share for every 145 Class A Shares and Class B Shares held. The Brookfield Reinsurance Class A Shares commenced trading on the TSX and on the NYSE under the symbol “BAMR” on June 28, 2021.

On August 9, 2021, Brookfield Reinsurance entered into a definitive merger agreement pursuant to which Brookfield Reinsurance agreed to acquire American National in an all-cash transaction valued at approximately $5.1 billion, representing a 100% ownership interest in American National.

On September 3, 2021, Brookfield Reinsurance closed its first large-block reinsurance agreement, reinsuring approximately $2 billion of deferred annuities.

On October 11, 2021, pursuant to the terms of the AEL Investment Agreement, a subsidiary of Brookfield Reinsurance entered into an agreement to reinsure up to $10 billion of fixed index annuity liabilities of American Equity Investment Life Insurance Company, a wholly-owned subsidiary of AEL. As of the date hereof, approximately $8 billion fixed index annuity liabilities have been reinsured under such arrangement.

Operating Businesses

Renewable Power and Transition
In 2021, our renewable power and transition segment generated FFO of approximately $1 billion. FFO was positively impacted by contributions from growth, including 952 MW of development assets reaching commercial operation and the acquisitions of an 845 MW wind farm in Oregon and a 360 MW distributed generation portfolio in the U.S., and relatively higher realized prices across most markets, on the back of inflation escalation, commercial contracting initiatives, and higher global power prices. These items were partially offset by lower same store hydroelectric generation, particularly in North America and Brazil.

In February 2021, BEP, together with its institutional partners, acquired an approximate 23% interest in Polenergia S.A. (“Polenergia”), a large-scale renewables business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million. In April 2022, BEP, together with its institutional partners, subscribed for additional shares in Polenergia, increasing BEP’s interest in Polenergia to 32%.

In February 2021, affiliates of Brookfield completed a secondary offering of 15 million BEPC exchangeable shares at price of $51.50 per BEPC exchangeable share, for gross proceeds to the selling shareholders of approximately $773 million. BEP did not sell BEPC exchangeable shares in the offering and did not receive any proceeds from the offering. Following completion of this secondary offering, the Corporation owned an approximate 48% equity interest in BEP, on a fully exchanged basis.

In March 2021, BEP, together with its institutional partners, acquired an 845 MW portfolio of wind projects in the State of Oregon for approximately $744 million.

In March 2021, BEP, together with its institutional partners, completed the acquisition of a distributed generation development platform comprising 360 MW of operating and under construction distributed generation assets across nearly 600 sites throughout the U.S. with an additional over 700 MW under development for approximately $684 million, after giving effect to customary working capital and other closing adjustments.

In April 2021, a BEP subsidiary issued $350 million of green series 1 perpetual notes at a fixed rate of 4.625%. The series 1 perpetual notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
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In June 2021, BEP, together with its institutional partners, sold its 656 MW operating and development wind portfolio in Ireland for proceeds of $363 million.

In June 2021, BEP sold its 100% interest in a 271 MW wind development portfolio in Scotland for proceeds of $108 million.

On July 27, 2021, the Corporation announced an initial $7 billion closing for BGTF I, the Corporation’s inaugural impact fund focused on investing in the global transition to a net-zero carbon economy. BGTF I is co-led by Mark Carney, Brookfield Vice Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookfield Renewable. BGTF I targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, BGTF I will report to investors on both its financial and environmental impact performance.

In August 2021, BEP, together with its institutional partners, sold its 391 MW wind portfolio in the U.S. for total proceeds of approximately $392 million.

In December 2021, BEP’s subsidiary Isagen S.A. E.S.P. (“Isagen”), acquired a 150 MW hydroelectric portfolio in Colombia for approximately $425 million. The BEP consortium’s current interest in Isagen is over 99%.

In December 2021, a BEP subsidiary issued $260 million of green series 2 perpetual notes at a fixed rate of 4.875%. The series 2 perpetual notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.

Infrastructure
On January 21, 2021, BIP issued 8 million Green Series 14 Preferred Units at an offering price of $25.00 per unit in a public offering in the U.S. Holders of the Series 14 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% per annum. Net proceeds from this offering totaled approximately $194 million and are in alignment with green bond principles as administered by the International Capital Markets Association.

On February 24, 2021, BIP established a U.S. commercial paper program under which a subsidiary of BIP may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. The proceeds of the commercial paper issuances will be used for general corporate purposes.

On February 26, 2021, BIP acquired an effective 11% interest in a European residential distribution business for total consideration of approximately $20 million.

On February 26, 2021, BIP acquired an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”) for approximately $20 million. As of such date, JMM owned and operated approximately 760 kilometers of electricity transmission lines in Brazil.

On March 8, 2021, Kinder Morgan, Inc. and BIP completed the sale of a 25% minority interest in Natural Gas Pipeline Company of America LLC to a fund controlled by ArcLight Capital Partners, LLC for $830 million.

On March 8, 2021, BIP completed the sale of a 13% interest in its U.S. gas pipeline for net proceeds of approximately $410 million.

On April 30, 2021, BIP acquired an additional 3% interest in a Brazilian natural gas transmission operation for approximately $85 million.

On May 12, 2021, BIP’s United Kingdom (“U.K.”) regulated distribution business sold its smart meters business for gross consideration of approximately $820 million.

On May 24, 2021, a subsidiary of BIP issued $250 million of fixed rate subordinated notes maturing May 24, 2081 with a coupon of 5.00% in a public offering in the U.S.

On June 7, 2021, BIP sold its 25% interest in its Canadian district energy operations, Enwave Energy Corporation, for net consideration of approximately $450 million.

On July 14, 2021, BIP announced a joint venture with Digital Realty Trust to develop and operate data centers in India.

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On July 16, 2021, BIP sold its 40% interest in its U.S. district energy operations for net consideration of approximately $550 million.

On August 20, 2021, BIP, alongside institutional partners, acquired an effective 41% interest in Inter Pipeline Ltd. (“IPL”) for total consideration of approximately $2.8 billion in connection with its previously announced privatization (the “initial IPL acquisition”). Subsequently, BIP acquired an additional 18% interest for approximately $1.2 billion, including pursuant to the completion of a statutory plan of arrangement on October 28, 2021 (along with the initial IPL acquisition, hereafter referred to as the “IPL acquisitions”). In connection with the IPL acquisitions, $1.9 billion of BIPC exchangeable shares and units of a BIP subsidiary exchangeable into BIPC exchangeable shares were issued.

On September 30, 2021, BIP redeemed all of its outstanding cumulative Class A Preferred Limited Partnership Units, Series 5, for $206 million.

On November 16, 2021, BIP sold the remaining 17% stake in its Chilean toll road business for net consideration of approximately $165 million.

On November 17, 2021, BIP issued 9,476,900 limited partnership units and BIPC issued 2,140,000 BIPC exchangeable shares for gross proceeds of approximately $690 million (approximately $660 million net of issuance costs) in public offerings in the U.S. and Canada. In a concurrent private placement, Brookfield acquired 7,104,300 redeemable partnership units for approximately $400 million.

On December 15, 2021, BIP acquired an effective 15% interest in Boxt Limited, a U.K. residential infrastructure operation, for total consideration of approximately $20 million.

On December 24, 2021, BIP acquired an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”) for approximately $20 million and $15 million, respectively. As at such date, Sanguinetti and Veredas owned and operated approximately 430 kilometers and 440 kilometers of electricity transmission lines in Brazil, respectively.

In December 2021, a subsidiary of BIP agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary was expected to receive net proceeds of approximately $300 million.

Private Equity
In 2021, our private equity segment generated FFO of approximately $2.0 billion during the year, representing an increase of approximately $1.1 billion from the prior year. FFO increased primarily due to disposition gains realized on the sale of common shares of West Fraser and GrafTech International Ltd., as well as a higher contribution from Sagen MI Canada Inc. (“Sagen”) as a result of our increased ownership in Sagen and overall strong performance at this business.

On February 1, 2021, Norbord Inc. (“Norbord”), one of the world’s largest producers of oriented strand board in which the Corporation owned an approximate 42% interest, closed an all-stock deal with West Fraser, whereby West Fraser acquired all of the issued and outstanding common shares of Norbord to create a global diversified wood products company. Under the acquisition, Norbord shareholders received 0.675 of a West Fraser common share for each Norbord common share. The Corporation beneficially owned approximately 19% of West Fraser upon closing of the acquisition and throughout 2021 sold all its interest in West Fraser.

On April 1, 2021, BBU alongside institutional partners acquired the approximately 43% of Sagen that it did not already own at a price of C$43.50 per share, following the approval of the shareholders of Sagen not affiliated with BBU and its institutional partners. Sagen is the largest private residential mortgage insurer in Canada and BBU and its institutional partners continue to own a 100% equity interest in Sagen.

On October 4, 2021, BBU alongside institutional partners acquired DexKo for $3.8 billion. DexKo is a global manufacturer of highly engineered components for trailer, recreational vehicle and towable equipment providers.

On December 15, 2021, BBU alongside institutional partners acquired Modulaire for approximately $5 billion. Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific meeting the needs of a diversified customer base across the industrial, infrastructure and public sectors.

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Real Estate

On January 4, 2021, the Corporation announced a proposal to acquire all BPY LP Units and exchangeable limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) that it did not previously own (the “Privatization”) for $18.17 cash per unit, the Corporation’s Class A Shares, or preferred units of Brookfield Property Preferred L.P. with a liquidation preference of $25.00 per unit (“New LP Preferred Units”), subject to pro-ration. On July 16, 2021, the Privatization was approved by the BPY unitholders. On July 26, 2021, the Corporation completed the Privatization and the acquisition of all Class A stock, par value $0.01 per share (“BPYU Units”) of Brookfield Property REIT Inc. (“BPYU”) that it did not previously own. The BPY LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The BPYU Units were delisted from Nasdaq at market close on the same date. The New LP Preferred Units issued in the Privatization began trading on the TSX under the symbol BPYP.PR.A and Nasdaq under the symbol BPYPM on July 27, 2021.

Based on BPY unitholder elections, together with the amounts to be delivered to holders of BPYU Units, an aggregate of 51,971,192 units elected for cash, 271,358,615 units elected for the Corporation’s Class A Shares and 17,970,971 units elected for New LP Preferred Units. As holders elected to receive more Class A Shares than were available under the transaction, BPY unitholders that elected to receive Class A Shares received 54.5316% of the aggregate Class A Shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in New LP Preferred Units. BPY unitholders who made an election to receive 100% of their consideration in cash received $18.17 in cash and BPY unitholders who made an election to receive 100% of their consideration in New LP Preferred Units received 0.7268 New LP Preferred Units.

Cash consideration of approximately $3.0 billion was paid by BPY and the Corporation distributed 59,279,263 Class A Shares and 19,287,783 New LP Preferred Units to holders of BPY LP Units, BPYU Units and Exchange LP Units. The cash consideration was funded to BPY by the Corporation in exchange for approximately $2.5 billion non-voting common equity of a BPY subsidiary which is accounted for as non-controlling interests by BPY with the remainder for New LP Preferred Units. The New LP Preferred Units were recognized at a fair value of approximately $474 million upon issuance.

After the Privatization, all of the outstanding BPY LP Units are owned by the Corporation. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. In connection with the Privatization, approximately $250 million of preferred equity of BPYU was fully redeemed for cash.

In the first quarter of 2021, BPY sold its 50% interest in Bay Adelaide North in Toronto for approximately $291 million. In addition, BPY conveyed two retail assets to lenders in satisfaction of outstanding debt obligations of $247 million and $90 million, respectively. BPY also sold four retail assets in the U.S. for approximately $73 million.

In the second quarter of 2021, BPY converted its preferred equity interest in a portfolio of select-service hospitality assets valued at approximately $472 million into common shares. BPY also acquired a portfolio of manufactured housing assets in the BSREP II fund for approximately $159 million.

In the third quarter of 2021, BPY sold seven retail assets in the U.S. for approximately $58 million; and eight multifamily assets in the U.S. for approximately $690 million.

In the fourth quarter of 2021, BPY sold eight multifamily assets in the U.S. for approximately $1.2 billion, two of which were sold to Brookfield REIT; an office complex in Canada for approximately $277 million; its 20% interest in an office asset in the U.K. to Brookfield REIT for net proceeds of approximately $101 million; two retail assets in the U.S. for approximately $278 million; two office assets in Brazil for approximately $386 million; and a hospitality asset in the U.S. for approximately $356 million; and closed its flagship real estate debt fund, Brookfield Real Estate Finance Fund VI , with consortium of investors who made a total capital commitment of over $4 billion, of which Brookfield committed $400 million.

Corporate

On April 12, 2021, the Corporation closed a $500 million offering of 2.724% notes due 2031. A portion of the proceeds from the offering were used to redeem the Corporation’s C$600 million 4.54% notes due March 31, 2023.

On May 20, 2021, the Corporation announced the TSX approval of an NCIB to purchase up to 132.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2021 and expired on May 24, 2022, the Corporation purchased 6,349,618 Class A Shares at an average price of $51.30.

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On July 26, 2021, the Corporation closed a $600 million offering of 2.340% notes due 2032 and a $250 million offering of 3.500% notes due 2051 (“2051 notes”). The 2051 notes were issued at a price equal to 104.590% of their face value for an effective yield of 3.255%.

On August 17, 2021, the Corporation announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 20, 2021 and expired on August 19, 2022, the Corporation did not purchase any Class A Preference Shares.

BUSINESS OF THE CORPORATION
Our Business

We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses – asset management, insurance solutions, and our operating businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.

With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.

Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.

Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

✓ Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:

•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies

We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.

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✓    Proven Capital Allocator

We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.

✓    Disciplined Financing Approach

We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 5% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.

✓    Sustainability

We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

We calculate the value of Brookfield Corporation as the capital we have in our three core businesses – asset management, insurance solutions, and operating businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is DE.
Principal Business Activities
Our operations are organized into our asset management business, our insurance solutions business, our four primary operating businesses and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes.
Beginning in the second quarter of 2023, the Corporation presented an insurance solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by the Asset Management Company were presented within the asset management segment. These amounts were previously presented in our corporate activities segment and our operating businesses, respectively.
For our asset management and insurance solutions segments, we primarily measure operating performance using DE. To further assess operating performance for the asset management segment, we also provide unrealized carried interest which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest. NOI is the key performance metric for our real estate segment, and FFO is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. The asset management business also includes our direct investments into and alongside private funds managed by the Asset Management Company.
ii.The Insurance Solutions business includes our equity accounted interest in Brookfield Reinsurance, a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.
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vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net, and realized disposition gains included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.

Asset Management
Business Overview
Our asset management business is one of the leading global alternative asset managers, with over $900 billion of assets under management as at December 31, 2023 across infrastructure, renewable power and transition, real estate, private equity and credit.
The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
The collaboration between the 2,400+ investment and asset management professionals in our asset management business and approximately 240,000 operating employees located in over 30 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities.
We put our own capital to work alongside our investors’ in virtually every transaction, aligning interests and leveraging our global presence, the synergies of our business and large-scale, flexible capital to achieve strong returns across market cycles.
We offer our clients a large and growing number of investment products to assist them in achieving their financial goals, providing a diverse set of long-term and perpetual private funds and dedicated public vehicles across each of the asset classes in which we invest and spanning various investment strategies.
As the asset manager of these investment products, our asset management business earns base management fees in addition to incentive distributions, performance fees, or carried interest depending on the product offering.
Our asset management business focuses on raising capital by establishing new investment products for our clients, identifying and acquiring high-quality assets, delivering strong underlying investment performance and executing timely monetizations or refinancings. If we execute in these areas, this should equate to growth in fee-bearing and carry eligible capital and in turn higher fee revenues, fee-related earnings and realized carried interest over time.
We also include the discretionary capital that we invest directly into and alongside private funds managed by the Asset Management Company and other investments within the results of our asset management business. These investments include flagship real estate private funds that are managed by the Asset Management Company with long-term track records of earning strong returns, as well as capital invested in other real estate and private equity funds managed by the Asset Management Company, opportunistic credit funds managed by Oaktree, and other investments.
Operations
Long-term Private Funds – $245.5 billion fee-bearing capital

Our asset management business manages and earns fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
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On long-term private fund capital, our asset management business earns:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables our business to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $148.6 billion fee-bearing capital

Our asset management business manages the perpetual capital in our perpetual affiliates, as well as in its core and core plus private funds, which can continually raise new capital. From these perpetual strategies, our business earns:

1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of its perpetual private funds.
2.Stable incentive distribution fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on its perpetual private funds.
Liquid Strategies – $62.9 billion fee-bearing capital

Our asset management business manages publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. Our business earns base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.

Insurance Solutions

Business Overview
•Our insurance solutions business is a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk-adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
•Our capital invested in our insurance solutions business is via our equity accounted investment in Brookfield Reinsurance. Brookfield Reinsurance is listed on the NYSE and TSX. We refer to Brookfield Reinsurance as a “paired entity” to the Corporation as (i) the Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class A-1 Shares (a) are exchangeable into Class A Shares on a one-for-one basis and (b) receive distributions at the same time and in the same amounts as dividends on the Class A shares, and (ii) the Corporation owns 100% of the class C shares of Brookfield Reinsurance, which entitles the Corporation to the residual economic interest in Brookfield Reinsurance.
•The business may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many of the asset classes in which Brookfield has a long-dated track record of success, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation.
Operations
Direct Insurance
•Our direct insurance business includes direct origination of life, annuity and property and casualty insurance policies mainly across the U.S., operating through two of our operating companies. American National, which we acquired in May 2022,
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originates life, annuity and property and casualty insurance policies. Argo, which we acquired in November 2023, operates property and casualty business through their leading specialty platform.
Reinsurance
•Our reinsurance business focuses primarily on the reinsurance of annuity-based products, and primarily seeks to transact with direct insurers and other reinsurers. The business seeks to reinsure three types of annuity products: fixed annuities, fixed index annuities, and payout annuities.
•Our reinsurance subsidiaries currently have in place reinsurance and retrocession agreements with two third-parties to reinsure a block of U.S. annuities and fixed indexed annuities.
Pension Risk Transfer (“PRT”)
•Our PRT business is primarily operated in Canada and the U.S., typically by issuing a single premium group annuity contract to a pension plan, which permits the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet. Our Canadian PRT business is operated through a Canadian domiciled, licensed and regulated direct life insurance company. Our U.S. PRT business is operated through American National.
Renewable Power and Transition
Business Overview
•We own and operate renewable power, sustainable solutions and transition assets primarily through our 45% economic ownership interest in BEP, which is listed on the NYSE and TSX and had a market capitalization of $17.9 billion as at December 31, 2023.
•BEP owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments.
•We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Operations
Hydroelectric
•We operate and invest in 237 hydroelectric generating stations on 87 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,275 MW of installed capacity and annualized long-term average (“LTA”) generation of 19,936 gigawatt hours (“GWh”) on a proportionate basis.

Wind
•Our wind operations include 172 wind facilities globally with 10,945 MW of installed capacity and annualized LTA generation of 9,660 GWh on a proportionate basis.

Utility-Scale Solar
•Our utility-scale solar operations include 211 solar facilities globally with 7,073 MW of installed capacity and 4,177 GWh of annualized LTA generation on a proportionate basis.

Distributed Energy & Sustainable Solutions
•Our distributed generation operation includes 6,408 facilities and 2 river systems with 5,129 MW of installed capacity and annualized LTA generation of 991 GWh on a proportionate basis.

•Our sustainable solutions portfolio includes a leading global nuclear services business and utility and independent power producer with 303 MW of wind capacity and 118 MW of solar capacity.
Energy Contracts
•Based on LTA, we purchase approximately 4,100 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 13% of BEP’s power generation.
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•The fixed price that we are required to pay BEP began gradually stepping down in 2022 by $3 per megawatt hour (“MWh”) a year. This will continue until 2025, followed by a $5/MWh reduction in 2026 resulting in an approximate $20/MWh total reduction. The contract expires in 2046.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits. This provides us with increased participation in future increases or decreases in power prices.
Infrastructure
Business Overview
•We own and operate infrastructure assets primarily through our 26% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of over $25 billion as at December 31, 2023.
•BIP is one of the world’s largest infrastructure investors and owns and operates assets across the utilities, transport, midstream and data sectors.
Principal Operations
Utilities
•Our regulated transmission business includes approximately 4,200 km of natural gas pipelines in North America, Brazil, and India, and approximately 2,900 km of transmission lines in Brazil, of which approximately 2,700 km are operational.
•Our commercial and residential distribution business provides residential decarbonization infrastructure services, as well as other essential home services and policies, to approximately 10.7 million customers annually with approximately 17.6 million policies and 1.7 million rental contracts in the U.S., Canada, Germany, and the U.K. and over 600,000 long-term contracted sub-metering services within Canada and the U.S. We own and operate approximately 8.1 million connections, predominantly electricity and natural gas and have approximately 2.3 million installed smart meters across Australia and New Zealand.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•Our diversified terminals operations include a global fleet of approximately 7 million twenty-foot equivalent unit intermodal containers, 10 terminals in the U.K. and Australia, and we provide approximately 30 million tonnes per annum (“mtpa”) at our liquefied natural gas export terminal in the U.S. and approximately 85 mtpa at our export facility in Australia.
•We operate approximately 22,000 km of railroad track in North America and Europe, approximately 5,500 km of railroad track in the southern half of Western Australia and approximately 9,800 km of rail in Brazil, of which 8,000 km are owned.
•Our toll road operations include approximately 3,300 km of motorways in Brazil and Peru.
•These operations are comprised of infrastructure assets that provide transportation for freight, commodities, and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
Midstream
•We own and operate approximately 15,000 km of transmission pipelines in the U.S., and approximately 570 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada. There are 17 natural gas and natural gas liquids processing plants with approximately 5.7 Bcf per day of gross processing capacity in Canada.
•We own and operate approximately 10,600 km of pipelines in Canada which include long-haul, conventional and natural gas gathering pipelines and a complex with 525,000 tonnes of polypropylene production capacity in Canada.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.
Data
•We own and operate approximately 228,000 operational telecom towers in India, France, Germany, Austria, and the U.K., approximately 54,000 km of fiber optic cable located in France, Australia, Brazil and the U.S., and over 70 distributed antenna
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systems primarily located in the U.K. In addition, we have over 1 million fiber-to-the-premise connections in France, Australia, and the U.S., and 2 semiconductor manufacturing foundries in the U.S.
•In our data storage business, we manage over 135 data centers with over 750 MW of critical load capacity and approximately 670 MW of contracted capacity.
•These businesses provide critical infrastructure that provide telecommunications, fiber, and data storage services and are underpinned by both regulated and unregulated services, secured by long-term inflation-linked contracts.
Private Equity
Business Overview
•Our private equity business consists of our 66% economic ownership interest in BBU, which is listed on the NYSE and TSX and had a market capitalization of $4.7 billion as at December 31, 2023.
•BBU focuses on owning and operating high-quality businesses that provide essential products and services, and are resilient through market cycles.
Operations
Business Services
•Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and original equipment manufacturers across automotive and related industries.
•Our healthcare services is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We provide doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables.
•We provide construction operations with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design and construction, including procurement for a defined price and program.
•Our fleet management and car rental services is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil, and operates under medium-term inflation-linked contracts.
Infrastructure Services
•Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and long-distance towing, as well as offshore installation, maintenance, and safety services to the offshore oil production industry. We operate in selected oil regions globally, including the North Sea, Brazil and Canada.
•We own a lottery services operation that is a leading provider of products, services, and technology across the lottery ecosystem in over 50 countries.
•Our modular building leasing services provides modular workspaces in Europe and Asia-Pacific servicing over 60,000 customers across 23 countries.
•We provide scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in over 27 countries worldwide.
Industrials
•Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that power both internal combustion engines and electric vehicles. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
•Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe, and Australia.
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•Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment, and distribution of water and wastewater services to a broad range of residential and governmental customers to residential and governmental customers.
Real Estate
Business Overview
•Our real estate business is a diversified global real estate portfolio that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi and single-family residential properties in some of the best locations around the world and has a history of strong performance over long periods of time and through economic cycles.
•Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”). BPG owns real estate assets directly as well as through private funds that are managed by our asset management business. Included in directly held assets is our North American residential development business, which is conducted through Brookfield Residential Properties ULC.
•We present the operating results of our Real Estate segment within two sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Operations
Core
•We own interests in and operate some of the most iconic office assets globally, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles. These 16 properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Berlin, and Dubai, covering 35 million square feet.
•We also own interests in and operate 19 irreplaceable malls totaling 24 million square feet of retail space and one of the most valuable retail centers of the world at the corner of 57th and Fifth Avenue in New York City. We intend to retain long-term ownership interests in these trophy assets, such as Ala Moana in Hawaii and Fashion Show in Las Vegas.
•We develop properties on a selective basis; active development projects consist of two office sites, several multifamily buildings and one hotel site, totaling approximately four million square feet.
Transitional and Development
•We own interests in and operate office assets in gateway markets around the globe, consisting of 89 properties totaling 42 million square feet of space. These assets represent properties with transitional operational uplift and realization potential. They earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.
•The office properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Sydney and Rio de Janeiro.
•We also own 88 retail properties covering 85 million square feet of space, where we seek to maximize return through leasing, redevelopment of existing retail, or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them.
•Our North American business is conducted through Brookfield Residential Properties ULC, with operations in 20 principal markets in Canada and the U.S. and approximately 74,000 lots.
Corporate Activities
Business Overview
•Our corporate activities support the overall business with a focus on prudent capital allocation that will compound value for our shareholders over the long-term.
•Corporate activities include, but are not limited to, supporting the growth in our asset management business and perpetual affiliates, and providing capital throughout the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
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•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
Financing Strategy
We manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)The Corporation:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
•Negligible guarantees are provided on the financial obligations of perpetual affiliates and managed funds.
•High levels of cash flows are available after payment of common share dividends.
ii)Our perpetual affiliates (BEP/BEPC, BIP/BIPC, BBU/BBUC and BPG):
•Strong levels of liquidity are maintained at each of the perpetual affiliates to support their growth and ongoing operations.
•Perpetual affiliates are intended to be self-funding with stable capitalization through market cycles.
•Financial obligations have no recourse to the Corporation.
iii)Our asset management business’ funds or directly held investments:
•Each underlying investment (whether held directly or within a perpetual affiliate) is typically funded on a standalone basis.
•Fund level borrowings are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations have no recourse to the Corporation.
We maintain a prudent level of long-dated capitalization in the form of common equity, perpetual preferred shares and corporate bonds, which provides a very stable capital structure. In addition, we maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within our perpetual affiliates and asset management business, we strive to:
•Ensure our perpetual affiliates can finance their operations on a standalone basis without recourse to or reliance on the Corporation.
•Structure borrowings and other financial obligations associated with assets or portfolio companies to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
Operating Capabilities
Synergies Across Strategies
We believe that separation of business activities achieves efficient capital structures and focused growth opportunities and collaboration achieves higher returns and better outcomes for all of our market leading businesses. The Corporation and its market leading businesses are strategically aligned for all of them to perform and deliver strong results for stakeholders.
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The collaboration between the 2,400+ investment and asset management professionals in our asset management business and approximately 240,000 operating employees located in over 30 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities. The complementary skillsets of our people position us to manage operational risk, achieve operating efficiencies and enhance returns.
Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.
Secure Long-Term Financing
We finance our operations predominantly on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.
Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in the limited life funds of our asset management business that capital is returned to investors, and in the case of perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.
Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow the fee-bearing capital of our asset management business. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business, and grow cash flows that compound value in our invested capital.
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Risk Management
Our Approach

Focus on Risk Culture Maintain an effective risk culture that aligns our business strategy and activities with our risk appetite	Shared Execution Business and functional groups are primarily responsible for identifying and managing risks within their business	Oversight & Coordination Consistent approach and practices across business and functional groups, with coordinated management of common risks
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We adhere to a robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, including human capital, climate change, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through monitoring and reporting processes.
Employees
We have over 2,400 investment and asset management professionals and approximately 240,000 operating employees in more than 30 countries around the world.

CODE OF BUSINESS CONDUCT AND ETHICS
We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Corporation’s board of directors (the “Board of Directors” or “Board”) approved the Code on March 8, 2024. Copies of the Code are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and may also be obtained on our website at www.bn.brookfield.com under “Investors/Brookfield Corporation/Corporate Governance/Governance Documents.”
BUSINESS ENVIRONMENT AND RISKS
Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to the Corporation and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 108 to 134 of our MD&A, which pages are incorporated by reference in this Annual Information Form and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

SUSTAINABILITY

Sustainability at Brookfield

Our sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders — now and in the future. We manage our investments by combining economic goals with responsible corporate citizenship. This is consistent with our longstanding philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. It also requires operating with robust sustainability principles and practices, and maintaining a disciplined focus on integrating these into everything we do.
While sustainability principles have long been embedded in how we run our business, this approach was formalized in Brookfield’s sustainability principles in 2016 and is described in our global Sustainability Policy. Our Sustainability Policy codifies our commitment to integrating sustainability considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated periodically by senior executives at Brookfield, as well as each of Brookfield’s business groups. Our Sustainability Policy outlines our approach and is based on the following guiding principles:
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Mitigate the impact of our operations on the environment

•Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
•Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.

Strive to ensure the well-being and safety of employees

•Foster a positive work environment based on respect for human rights, valuing diversity and having zero tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.

Uphold strong governance practices

•Operate to the highest ethical standards by conducting business activities in accordance with our Code.
•Maintain strong stakeholder relationships through transparency and active engagement.

Be good corporate citizens

•Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.

Sustainability Affiliations and Partnerships

Through our engagement with sustainability frameworks and organizations, we continue to be actively involved in discussions to advance sustainability awareness across private and public markets, and we are continuing to enhance our sustainability reporting and protocols in line with evolving best practices. The following are some of the frameworks and organizations with which we are affiliated:

•Net Zero Asset Managers (“NZAM”) initiative - We have been a signatory to NZAM since 2021 and are committed to supporting the goal of net-zero GHG emissions by 2050 or sooner, emphasizing our alignment with the Paris Agreement.

•Task Force on Climate-related Financial Disclosures (“TCFD”) – We have been supporters since 2021 of the TCFD, which aims to guide companies in considering the effects of climate change in business and financial decisions, and we report in alignment with their recommendations.

•Principles for Responsible Investment (“PRI”) - We have been signatories to the PRI since 2020, which reinforces our longstanding commitment to responsible investment and sustainability best practices.

•International Financial Reporting Standards (“IFRS”) Sustainability Alliance - We are members of the IFRS Sustainability Alliance, a global program established to develop globally accepted accounting and sustainability disclosures.

•Sustainable Markets Initiative's (“SMI”) Asset Manager and Asset Owner (“AMAO”) Task Force - We have been involved with SMI’s AMAO Task Force since 2021. It focuses on scalable ways for institutional investors to allocate capital towards sustainable solutions leveraging expertise from each member firm.

Sustainability Organization and Governance

Robust sustainability programs throughout our firm, business groups and underlying portfolio companies remain an important priority. We understand that good governance is essential to sustainable business operations. The governance of sustainability matters is integrated into Brookfield’s overall governance framework and is aligned with our governance approach. We are committed to governance practices to monitor and oversee our business, including our sustainability strategy.

Our Board is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs, reviews progress on major strategic initiatives, and receives progress and status reports on the firm’s sustainability initiatives throughout the year.

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Brookfield’s sustainability programs are overseen by senior executives at the Manager, including its Chief Operating Officer (COO) (Governance and Risk Management), Head of Transition Investing (Decarbonization and Investment) and Head of Sustainability Management, working in collaboration with Brookfield’s Chief Financial Officer (CFO) (GHG Reporting and Measurement). Alongside this group, our sustainability programs have sponsorship and oversight from senior leadership within each business group including each group’s CEO and sustainability lead. Since sustainability covers a vast range of priorities that are varied in scope, we believe that sustainability initiatives should be overseen by individuals closest to the particular business activity. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area, such as Risk Management and Human Resources. Program Leads and Management Committees, such as the Net Zero Steering Committee and Safety Leadership Committee, bring together expertise to manage key sustainability areas, ensuring appropriate application and coordination of approaches across our business and functional groups. Supporting our Program Leads and Management Committees, we have Working Groups, such as the Sustainability Working Group, Net Zero Operational Committee and Sustainability Financial Reporting Working Group, dedicated to specialized areas with the objective of ensuring that key priorities for Brookfield are being advanced. Our sustainability-focused professionals and functional experts work with our Program Leads, Management Committees and Working Groups to drive sustainability-related initiatives.

Sustainability Integration into the Investment Process

As part of investment due diligence, Brookfield seeks to assess sustainability-related risks and opportunities and factor them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of our Sustainability Due Diligence Protocol, Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, health and safety and human rights and modern slavery risks. Where warranted, Brookfield performs deeper due diligence, working with internal and third-party experts as appropriate.

All investments must be approved by the applicable Investment Committee. Investment teams outline for the Investment Committee the merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to sustainability.

As part of each acquisition1, investment teams create a tailored integration plan that includes, among other things, material sustainability-related matters for review or execution. We believe there is a strong relationship between managing these considerations and enhancing investment returns.

Consistent with our management approach, it is the responsibility of the management teams within each portfolio company to manage sustainability risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise in tandem with Brookfield’s investment and operating experience and insight is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive best practices and assist with any remediation. As it relates to sustainability, where appropriate, we encourage our portfolio companies to organize training for relevant staff.

Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions. For investments where Brookfield has a non-controlling interest, where we are a debt holder or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights, Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage sustainability outcomes that are aligned with Brookfield’s sustainability approach.

When preparing an asset for divestiture, we outline potential value creation deriving from several different factors, including relevant sustainability considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the sustainability performance of the investment and provide a holistic understanding of how we have managed the investment during the holding period.

Stewardship and Engagement

Stewardship is an important element of our sustainability strategy, and we have defined it in alignment with the PRI. We seek to engage with our portfolio companies and collaborate with industry peers to help inform and improve our sustainability strategies and practices. Though the majority of our investments are in private markets, we will use our Proxy Voting Guidelines, where applicable, and ensure our disclosures address how we incorporate sustainability factors into our investment process. In managing our assets, we utilize our significant influence and investing and operating capabilities in collaborating with our portfolio companies
1 Refers to investments where Brookfield has control and significant influence.
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to encourage sound sustainability practices that are essential for resilient businesses, while seeking to create long-term value for our investors and stakeholders. As well, through our ongoing engagement with portfolio companies, we may partner with or support our portfolio companies to facilitate constructive dialogue with external stakeholders with the intent of positively influencing industry standards or practices that are aligned with our sustainability principles.

Below is a summary of some of the sustainability initiatives that we undertook in 2023.

Environmental

Climate change mitigation and adaptation continues to be a key area of focus for our business. Brookfield believes it can contribute meaningfully to the global economy’s transition to net zero.

Increased transparency and alignment to the TCFD

Since becoming supporters of the TCFD in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. We have also implemented a climate risk assessment process to better understand the physical risk and transition risk and opportunity profile across our businesses. We leverage the results of the assessment to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s business.

Decarbonization: Supporting the World’s Transition to a Net-Zero Economy

We recognize that the road to a net-zero economy will take time, requiring the alignment of government policy and technological development. We intend to support this goal by contributing operational and investment expertise to execute practical decarbonization strategies that will prepare businesses for the future economy. We also believe that decarbonization is an important long-term transition risk mitigation strategy that is complementary to preserving and enhancing value.

We remain focused on our sustainability approach, which, at its core, is aligned with our fiduciary duty to create long-term value for our investors and stakeholders, while managing our businesses responsibly. We will continue to buy long-life assets and businesses that can generate stable cash flows that grow over time. We believe that with proper management and stewardship, including preparing them for a low-carbon future, these assets will tend to increase in value over time.

We are focused on developing foundational processes to catalyze decarbonization and will continue to take action across all of our businesses. We are focused on providing support to our businesses through the sharing of best practices and resources, as well as regular and systematic monitoring to understand our progress.
Net Zero Asset Managers initiative

To further our commitment to support the transition to a net zero carbon economy, Brookfield is a signatory to the Net Zero Asset Managers initiative. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner.

Following the formalization of our interim target commitment set in 2022, in 2023, and ahead of NZAM’s requirements, we increased our interim target commitment by $54 billion of assets under management. Our updated interim target commitment is to reduce emissions across $201 billion of assets under management by at least 50% from a 2020 base year.

An integral part of Brookfield’s net-zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power and transition, infrastructure, private equity, and real estate. In setting our interim target, we focused on investments where:

a.We have control and therefore sufficient influence over the outcomes;
b.We could identify and implement actionable initiatives in the near term; and
c.We assessed it to be value accretive to do so over the life of the investment.

Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield’s portfolio companies.

To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across our assets under management.
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In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve meaningful outcomes.

In addition to the work that we are undertaking with our existing assets, two years ago we launched the BGTF I, the first in a series of funds for our transition strategy that is dedicated to accelerating the transition to a net-zero economy by catalyzing businesses onto net-zero pathways aligned with the goals of the Paris Agreement. BGTF II, launched in 2023, will follow the strategy of its predecessor fund, and invest in developing new clean energy capacity, scaling sustainable solutions and providing capital for transforming businesses in carbon-intensive sectors. At COP28, Brookfield and Altérra, announced the creation of a multi-billion dollar Catalytic Transition Fund (“CTF”). CTF will have a differentiated and focused mandate, deploying capital exclusively for emerging and developing markets, with a dedicated focus on supporting energy transition, industrial decarbonization, sustainable living and climate technologies. In addition to driving impact through transition investing, including supporting the growth of significant new clean energy capacity, we are one of the world’s largest owners and operators of renewable power globally.

Water, Waste & Biodiversity

Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We utilize industry best practices to efficiently monitor and manage performance and seek to ensure continual reduction of water consumption. In addition, we adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging conservation of biodiversity is an important component in achieving our net zero goals and managing physical risks as we strive to protect biodiversity and ecosystems near our businesses.

Social

Culture Matters: Human Capital Development

Our people are our most important asset—collaboration, entrepreneurship and discipline underpin our winning culture. Brookfield invests in its people and prepares them for future leadership. Everything Brookfield does, from its dealings with clients to the interactions among employees and executives, is governed by a sense of fair play. This has been critical to the success of the partnership in building relationships that are long-lasting and mutually rewarding. Brookfield’s firmwide culture is defined by mutual respect, teamwork and passion, and revolves around our core values:

•Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that Brookfield screens carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all the businesses, not just the one they happen to work for at the moment. Brookfield does not hire people just for a specific job; it hires for the potential of all the future positions they might hold and that will contribute to the larger success of the firm. Brookfield actively looks for people who want to learn, grow, and develop—and demonstrate a willingness to be stretched outside their comfort zone.

•Entrepreneurship: Our flat organization is results oriented—responsibility is earned based on initiative and hard work, rather than job title—and decisions are made close to the action. This idea is not uncommon, but Brookfield has encouraged its entrepreneurial spirit throughout its growth during the past 20 years. Brookfield looks for employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the company succeed or generate more revenue. It means caring about the little things as well, such as not wasting money and treating everyone with respect.

•Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of his or her own abilities. Brookfield expects employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.

The three attributes—collaboration, entrepreneurship, and discipline—form the foundation of Brookfield. By hiring talented people and giving them opportunities to move into different businesses, Brookfield has been able to build its expertise into a broad ecosystem that allows it to collaborate very effectively across different areas and geographies as needed. The teams draw on sound data and expertise to identify emergent themes—informing their investment process and enabling Brookfield to draw upon actionable intelligence for the benefit of its investors.

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Employee Composition

Building a diverse, equitable and inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all of our people to their potential. Our approach to diversity, equity and inclusion is deliberate and integrated into our human capital development processes and initiatives. Our initial focus on gender diversity led to a significant increase in female representation at the senior levels. Over the past few years, we have applied the same disciplined human capital processes and development activities to foster more ethnic diversity and are immediately seeing the results of these efforts. Some of the more impactful initiatives are centered around how we hire, our succession process and how we engage our people. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns and MBA Associates. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences.

Occupational Health and Safety

Managing health and safety risk is an integral part of the management of our business. Our goal is to have zero serious safety incidents. We have implemented a health and safety governance initiative to propagate a strong health and safety culture, encourage the sharing of best practices, support the continuous improvement of safety performance and help eliminate serious safety incidents. The initiative is overseen by the Safety Leadership Committee, which comprises senior operations executives from across our business groups and regions, and reports on health and safety trends and key initiatives are provided to the Board as part of the quarterly operational risk update. Portfolio company management is responsible for ensuring that their company’s health and safety policies and systems are developed, operationalized, and reviewed regularly to address their specific risk areas. Portfolio company CEOs report to their respective board of directors on safety performance, incidents, and the status of improvement initiatives.

Human Rights and Modern Slavery

In relation to human rights, we seek to act in a way that aligns with the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights. We are committed to conducting our business in an ethical and responsible manner, including by carrying out our activities in a manner that respects fundamental human rights and supports the prevention of human rights violations within our business. We strive to embed this into our core business activities, including training, communications, contracts and due diligence processes set out in our Human Rights and Anti-Modern Slavery Policy (“Human Rights Policy”), Sustainability Due Diligence Protocol and Vendor Management Program.

Integrity, fairness and respect are hallmarks of our culture, including by carrying out our activities by respecting fundamental human rights and our efforts to identify and prevent human rights violations within our business and supply chain. We are committed to maintaining a workplace free of discrimination, violence and harassment and we expect our staff to act in a way which promotes a positive working environment. Our Human Rights Policy aims to codify our approach to minimizing the risk of modern slavery within our business and supply chain. We also have specific tools and processes aimed at identifying human rights and modern slavery as part of due diligence for new investments and which include risk assessments, remedies, training and governance.

In addition, our Human Rights Policy consolidates the relevant commitments set out in the Code, Sustainability Policy, financial crimes policies, and the Whistleblowing Policy. We also have several additional policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Vendor Code of Conduct and Anti-Money Laundering and Trade Sanctions Policy. We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing them.

Governance

Strong governance is essential to sustainable business operations, and we aim to conduct our business according to high ethical and legal standards.

Sustainability Regulation and Frameworks

Our governance practices are the foundation upon which we operate our business. We continue to adapt and enhance our policies to meet evolving standards and regulations in our industry, including legislation, guidelines and practices in all jurisdictions in which we operate.

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We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key sustainability focus areas. Brookfield undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and Brookfield worked on improving our processes for third-party risk management. Brookfield reviews and updates our cybersecurity program annually and conducts regular external-party assessments of our program maturity based on the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. Finally, in addition to continued mandatory cybersecurity education for all employees, Brookfield enhanced our phishing simulations to include more advanced simulations and social engineering.
CORPORATE GOVERNANCE PRACTICES
On behalf of all stakeholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its stakeholders, with an independent chair leading a board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.
The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.bn.brookfield.com, at “Investors/Brookfield Corporation/Corporate Governance.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Corporate Disclosure Policy and our Code.
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DIRECTORS AND OFFICERS
Directors of the Corporation

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 7, 2024 or until his or her successor is elected or appointed.
Directors

Name	Director Since	Principal Occupation

M. ELYSE ALLAN (1) (5)	2015	Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company, a global digital industrial company
JEFFREY M. BLIDNER	2013	Vice Chair, Brookfield Corporation
ANGELA F. BRALY (1) (2)	2015	Former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (now known as Elevance Health, Inc.), a health benefits company
JACK L. COCKWELL	1979	Chair, Brookfield Partners Foundation
BRUCE FLATT	2001	Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.
JANICE FUKAKUSA (1) (2)	2020	Former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, a Canadian multinational financial service company
MAUREEN KEMPSTON DARKES (1) (4) (5)	2008	Former President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer
BRIAN D. LAWSON	2018	Vice Chair, Brookfield Corporation
HOWARD S. MARKS	2020	Co-Chair of Oaktree Capital Group, LLC
THE HON. FRANK J. MCKENNA (1) (3)	2006	Chair, Brookfield Corporation and Deputy Chair, TD Bank Group, a financial institution
RAFAEL MIRANDA (1) (2) (4)	2017	Former Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain
LORD O’DONNELL	2013	Chair of Frontier Economics Limited, a microeconomics consultancy, and a senior advisor to Brookfield in Europe
HUTHAM S. OLAYAN (1) (5) (3)	2021	Chair of The Olayan Group, former President and CEO of Olayan America, a private international investor
DIANA L. TAYLOR (1) (3) (4)	2012	Former Vice Chair, Solera Capital LLC, a mid-market private equity firm

(1) Independent Director (2) Member of the Audit Committee (3) Member of the Governance and Nominating Committee		(4) Member of the Management Resources and Compensation Committee (5) Member of the Risk Management Committee
Elyse Allan, Jeffrey Blidner, Jack L. Cockwell, Janice Fukakusa and Brian D. Lawson principally live in Toronto, Canada. Angela Braly principally lives in Marco Island, U.S.A and Indianapolis, U.S.A. Frank McKenna principally lives in Toronto, Canada and Cap-Pelé, Canada. Rafael Miranda principally lives in Madrid, Spain. Diana Taylor, Howard Marks and Hutham Olayan principally live in New York, U.S.A. Bruce Flatt principally lives in New York, U.S.A. and London, U.K. Maureen Kempston Darkes principally lives in Lauderdale-by-the-Sea, U.S.A. and Toronto, Canada. Lord O’Donnell principally lives in London, U.K.
Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Lawson who, prior to his appointment in 2020 as Vice Chair, was Chief Financial Officer of the Corporation.

36    Brookfield Corporation - 2023 Annual Information Form

Executive Officers of the Corporation
The names of the executive officers of the Corporation as of the date of this Annual Information Form, their current offices and their dates of appointment are shown in the following table:
Executive Officers

Name	Current Office	Date of Appointment

BRUCE FLATT	Chief Executive Officer	2002
NICHOLAS H. GOODMAN	President and Chief Financial Officer	2022

Nicholas H. Goodman principally lives in Toronto, Canada.
Each of the executive officers has had the principal occupation referred to opposite his name during the past five years, except Mr. Goodman, who prior to his appointment in August 2022 as President, was Chief Financial Officer and a Managing Partner of the Corporation.
Brookfield Share Ownership of Directors and Executive Officers
The Partnership

For over 50 years, executives of the Corporation have held a substantial portion of their investment in Class A Shares, as well as stewardship of the Class B Shares, in partnership with one another, which we refer to as the “Partnership”. The Partnership’s members include both current and former senior executives of the Corporation and its affiliates (each, a “Partner” and collectively, the “Partners”). The Partnership has been, and continues to be, instrumental in ensuring orderly management succession of the Corporation while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.

We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of the Corporation, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving the Corporation’s culture and vision.

Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of the Corporation for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the Corporation and our asset management, insurance, investment and operating businesses.

The Partners collectively own interests in approximately 322.2 million Class A Shares (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; (ii) ownership of Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class A-1 Shares, each of which are exchangeable for Class A Shares on a one-for-one basis; and (iii) the Partners’ proportionate beneficial interests in Class A Shares held by Partners Value Investments L.P. (“PVI”). PVI is a publicly-listed investment partnership whose principal business activity is owning equity interests in the Corporation and the Manager for the long-term. As at March 4, 2024, approximately 89% of PVI's equity units were owned by the Partners. PVI indirectly owns approximately 128.5 million Class A Shares (including Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class A-1 Shares).

In order to further reinforce the long-term stability of ownership of the Class B Shares, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Mr. Bruce Flatt, one-third by Mr. Jack L. Cockwell, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership. The BAM Partnership owns 85,120 Class B Shares, representing 100% of the Class B Shares.

In the event of a fundamental disagreement in the BAM Partnership (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with the Corporation. The individuals, at the current time,
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none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell. On an aggregate basis, Messrs. Coutu, McKenna and O’Donnell currently own less than 0.01% of the Class A Shares.

Current Directors and Executive Officers

Among solely the current directors and executive officers of the Corporation, collectively, approximately 155.4 million Class A Shares, representing approximately 9.4% of the Corporation’s issued and outstanding shares of this class, were owned, or controlled or directed, directly or indirectly, as at March 4, 2024. This includes shares held by directors and executive officers of the Corporation pursuant to their proportionate beneficial interests in Class A Shares held by PVI, the Corporation’s escrowed share program and any other securities that are exchangeable into Class A Shares of the Corporation.

With respect to the Corporation’s subsidiaries, as at March 4, 2024, current directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, 577,808 BBU LP Units, 275,158 BBUC exchangeable shares, 346,233 BIP LP Units, 26,907 BIPC exchangeable shares, 33,893 BEP LP Units, and 8,473 BEPC exchangeable shares, representing less than 1.0% of the issued and outstanding securities of each of these classes, respectively. In addition, as at March 4, 2024, current directors and executive officers of the Corporation also collectively owned, or controlled or directed, directly or indirectly, approximately 34.7 million Manager Class A Shares, representing approximately 8.4% of the issued and outstanding Manager Class A Shares.

MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto
Information on the monthly trading prices and volumes for the Corporation’s publicly traded securities that were outstanding at any time during 2023 is set out in Appendix A to this Annual Information Form.

38    Brookfield Corporation - 2023 Annual Information Form

RATINGS AND LIQUIDITY
The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	Standard & Poor’s	Fitch	Moody’s	DBRS
Commercial paper	A-1[1]	F2	P-2	R-1 (low)
Senior notes and debentures	A-	A-	A3	A
Subordinated notes	BBB	BBB	Baa2	BBB (high)
Preferred shares	BBB[2]	BBB	Not rated	Pfd-2
Outlook	Stable	Stable	Stable	Stable
Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s commercial paper, senior notes and debentures, subordinated notes and preferred shares are rated by S&P Global Ratings (“S&P”), and by Fitch Ratings, Inc. (“Fitch”), and DBRS Limited (“DBRS”) and its commercial paper, senior notes and debentures, and subordinated notes are rated by Moody’s Investors Service, Inc. (“Moody’s”).
The Corporation has paid customary ratings fees to S&P, Fitch, Moody’s and DBRS in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of S&P, Fitch, Moody’s and DBRS during the last two years.
The ratings discussed herein for the Corporation’s securities are not a recommendation to purchase, hold or sell the Corporation’s securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of S&P, Fitch, Moody’s, or DBRS, at any time if, in their sole discretion, circumstances so warrant.
The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR+ at www.sedarplus.ca and/or EDGAR at www.sec.gov/edgar.
The following is a brief description of each rating agency’s rating scales.
S&P
S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, senior notes and debentures, subordinated notes and preferred shares with ratings of “AAA,”, which represent the highest rating, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.
S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable,” “positive,” “negative” and “developing.” A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future CreditWatch3 action.

1    The Corporation’s commercial paper is rated A-1 (Mid) based on S&P’s Canadian National Scale, which corresponds to a rating of A-1 using S&P’s global scale.
2    The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.
3    CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that may cause ratings to be placed under special surveillance by S&P.
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S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.
S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-1 rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper. A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. An A-1 rating is the highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (Mid) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-1 rating on S&P’s global scale. An A-1 (Mid) rating is the second highest of the eight categories on the Canadian National Scale for commercial paper.
S&P long-term issue credit ratings are based on the following considerations: likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- rating is assigned to the Corporation’s senior unsecured debt. An obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
The Corporation’s subordinated notes have been assigned a BBB rating. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. BBB is the second sub-category out of three within the fourth highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.

An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitment on the obligation.
Fitch
Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short term ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations.
The F2 rating assigned to the Corporation’s commercial paper indicates that the Corporation has good intrinsic capacity for timely payment of financial commitments. An F2 rating is the second highest of the five categories on Fitch’s short-term rating scale.
Fitch rates long-term obligations with ratings of “AAA”, which represents the highest rating, to “C”, which represents the lowest with “RD” and “D” for issues in payment default. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus “(-)”. Fitch rates short-term obligations with ratings of “F1”, which represents the highest rating, to
40    Brookfield Corporation - 2023 Annual Information Form

“C”, which represents the lowest with “RD” and “D” for issues in payment default. Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable,” “positive,” “evolving” and “negative.”
The A- rating assigned to the Corporation’s senior unsecured debt denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. The minus “(-)” modifier is the lowest rating level within the third highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.

The BBB rating assigned to the Corporation’s subordinated notes indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The absence of a modifier denotes that it is in the second rating level out of three within the fourth highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.

Moody’s
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term. A “Stable” outlook indicates a low likelihood of a rating change over the medium term.
Moody’s rates commercial paper and long-term obligations with ratings of “P-1” and “Aaa”, respectively, which represent the highest ratings, to “NP” and “C”, respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.
Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The A3 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are judged to be upper-medium grade and are subject to low credit risk. A3 indicates a ranking in the lower end of the third highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.

The Baa2 Stable rating assigned to the Corporation’s subordinated notes indicates that they are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Baa2 indicates a mid-range ranking within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.

DBRS

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.
The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low).” The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories utilized by DBRS on its short-term debt rating scale.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A rating assigned to the Corporation’s senior notes and debentures indicate they are of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. A is the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

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The BBB (high) assigned to the Corporation’s subordinated notes indicate adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. The obligor may be vulnerable to future events. BBB (high) is the highest sub-category in the fourth highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The Pfd-2 rating assigned to the Corporation’s preferred shares indicates that the preferred shares are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category. Pfd-2 is the second highest rating of the six standard categories of ratings utilized by DBRS on its preferred share rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.
DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the U.S. or Canada to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of Class A Shares who are resident in the U.S. may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date1 on which at least one board lot of Class A Shares has traded, as reported by the NYSE (the “NYSE VWAP”).
Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the U.S. or Canada to increase their investment in the Corporation free of commissions.
Preferred Shares
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 13, 17, 18, 24, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42, 44, 46 and 48 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 51 are paid on the 12th day of each month. Dividends on the Corporation’s Class A Preference Shares, Series 52 are paid on the first day of February, May, August and November of each year. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.
The following table summarizes the dividends paid per share for each of the three years ended December 31, 2023, 2022 and 2021, on each class and series of securities of the Corporation that was outstanding during 2023, all expressed in U.S. dollars.
1    “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.
42    Brookfield Corporation - 2023 Annual Information Form

	Distribution per Security
	2023	2022	2021
Per Class A Share and Class B Share
Regular	$0.28	$0.56	$0.52
Special (a)	—	8.00	0.36

Per Class A Preference Share (b)
Series 2	0.89	0.51	0.34
Series 4	0.89	0.51	0.34
Series 8 (c)	—	0.75	0.47
Series 9 (c)	—	0.58	0.55
Series 13	0.89	0.51	0.34
Series 15 (d)	—	0.45	0.12
Series 17	0.88	0.91	0.95
Series 18	0.88	0.91	0.95
Series 24	0.60	0.62	0.62
Series 25 (e)	—	—	0.24
Series 26	0.71	0.72	0.69
Series 28	0.85	0.70	0.54
Series 30	1.13	0.90	0.93
Series 32	1.02	0.97	1.01
Series 34	0.82	0.85	0.89
Series 36	0.90	0.93	0.97
Series 37	0.91	0.94	0.98
Series 38	0.66	0.69	0.71
Series 40	0.75	0.77	0.80
Series 42	0.60	0.63	0.71
Series 44	0.93	0.96	1.00
Series 46	1.00	1.01	0.96
Series 48	1.15	0.91	0.95
Series 51 (f)	1.12	—	—
Series 52 (f)	0.45	—	—
(a) Distribution of one Class A and one Class B share of the Manager for every four Class A Shares and Class B Shares of the Corporation held as of the close of business of December 2, 2022, valued based on the share price of $32.00 per share of the Manager on the date of the special distribution of the asset management business. Distribution of one Class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. (now Brookfield Reinsurance Ltd.) for every 145 Class A Shares and Class B Shares of the Corporation held as of the close of business of June 18, 2021.
(b) The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the quarterly average Bloomberg mid-market exchange rate.
(c) All issued and outstanding Class A Preference Shares, Series 8 and Series 9 were cancelled pursuant to the Arrangement.
(d) All issued and outstanding Class A Preference Shares, Series 15 were fully redeemed and cancelled as at March 31, 2023.
(e) Series 25 was converted into Series 24 as of June 30, 2021.
(f) The Class A Preference Shares, Series 51 and Series 52 were issued pursuant to the Arrangement.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR+ at www.sedarplus.ca and/or EDGAR at www.sec.gov/edgar.

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DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.bn.brookfield.com at “Investors/Brookfield Corporation/Corporate Governance” and are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
As at March 4, 2024, the Corporation’s authorized share capital consists of:
a)    an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:
•the second series, which consists of 10,220,175 Class A Preference Shares, Series 2;
•the fourth series, which consists of 3,983,910 Class A Preference Shares, Series 4;
•the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;
•the thirteenth series, which consists of 8,792,596 Class A Preference Shares, Series 13;
•the seventeenth series, which consists of 7,840,204 Class A Preference Shares, Series 17;
•the eighteenth series, which consists of 8,881,088 Class A Preference Shares, Series 18;
•the twenty-fourth series, which consists of 10,812,027 Class A Preference Shares, Series 24;
•the twenty-fifth series, which consists of 10,996,000 Class A Preference Shares, Series 25
•the twenty-sixth series, which consists of 9,770,928 Class A Preference Shares, Series 26;
•the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;
•the twenty-eighth series, which consists of 9,723,927 Class A Preference Shares, Series 28;
•the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;
•the thirtieth series, which consists of 9,787,090 Class A Preference Shares, Series 30;
•the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;
•the thirty-second series, which consists of 11,750,299 Class A Preference Shares, Series 32;
•the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;
•the thirty-fourth series, which consists of 9,876,735 Class A Preference Shares, Series 34;
•the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;
•the thirty-sixth series, which consists of 7,842,909 Class A Preference Shares, Series 36;
•the thirty-seventh series, which consists of 7,830,091 Class A Preference Shares, Series 37;
•the thirty-eighth series, which consists of 7,906,132 Class A Preference Shares, Series 38;
•the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;
•the fortieth series, which consists of 11,841,025 Class A Preference Shares, Series 40;
•the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;
•the forty-second series, which consists of 11,887,500 Class A Preference Shares, Series 42;
•the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;
•the forty-fourth series, which consists of 9,831,929 Class A Preference Shares, Series 44;
•the forty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 45;
•the forty-sixth series, which consists of 11,740,797 Class A Preference Shares, Series 46;
•the forty-seventh series, which consists of 12,000,000 Class A Preference Shares, Series 47;
•the forty-eighth series, which consists of 11,885,972 Class A Preference Shares, Series 48;
•the forty-ninth series, which consists of 12,000,000 Class A Preference Shares, Series 49;
•the fiftieth series, which consists of an unlimited number of Class A Preference Shares, Series 50;
•the fifty-first series, which consists of 4,500,000 Class A Preference Shares, Series 51; and
•the fifty-second series, which consists of 4,500,000 Class A Preference Shares, Series 52;
Brookfield Corporation - 2023 Annual Information Form    44

b)    an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;
c)    an unlimited number of Class A Shares; and
d)    85,120 Class B Shares.
As at March 4, 2024, the following shares of the Corporation were issued and outstanding: 10,220,175 Class A Preference Shares, Series 2; 3,983,910 Class A Preference Shares, Series 4; 8,792,596 Class A Preference Shares, Series 13; 7,840,204 Class A Preference Shares, Series 17; 7,681,088 Class A Preference Shares, Series 18; 10,808,027 Class A Preference Shares, Series 24; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 3,320,486 Class A Preference Shares, Series 51; 1,177,580 Class A Preference Shares, Series 52; 1,640,703,035 Class A Shares; and 85,120 Class B Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is TSX Trust Company (formerly AST Trust Company (Canada)) at its principal office in Toronto, Ontario, Canada. TSX Trust Company maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The co-transfer agent of the Corporation in the U.S. is Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC) for transfers of Class A Shares, at its principal office in Brooklyn, New York.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:
•the Trust Agreement referred to under “Principal Holders of Voting Shares” on page 7 of the Corporation’s Circular filed on SEDAR+ on May 9, 2023 (the “2023 Circular”), which pages are incorporated by reference in this Annual Information Form, and

•the Tax Matters Agreement described below.

A copy of these documents have been filed on SEDAR+ as material contracts and are available at www.sedarplus.ca.
Tax Matters Agreement
In connection with the Arrangement, the Corporation, the Manager and the Asset Management Company entered into the tax matters agreement (the “Tax Matters Agreement”) that governs each parties’ respective rights, responsibilities and obligations with respect to allocation of tax liabilities, the preparation and filing of tax returns, the payment of taxes, the control of tax contests, and certain other matters regarding taxes.
Covenants
The Tax Matters Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. In general, the Tax Matters Agreement provides that the party that is responsible for filing and making any tax payments under applicable law generally shall be the party primarily responsible for preparing and filing such tax returns. The Tax Matters Agreement also assigns responsibilities for administrative tax matters, such retention of records and the control and conduct of tax audits, examinations or other similar proceedings. The party responsible for preparing and filing a given tax return generally has authority to control tax contests related to any such tax return, subject to certain notice, assistance and cooperation provisions to the extent the resolution of such tax contest has the potential of impacting another party’s tax liability.
The Tax Matters Agreement also contains certain covenants that, for the period ending December 9, 2024, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the preliminary transactions taken to reorganize the business of the Corporation undertaken to facilitate the Arrangement, the Arrangement or any transaction
Brookfield Corporation - 2023 Annual Information Form    45

contemplated by the arrangement agreement dated September 23, 2022 among the Corporation, the Manager, the Asset Management Company and 2451634 Alberta Inc. entered into in connection with the Arrangement, to be taxed in a manner that is inconsistent with the manner provided for in the Canadian and U.S. tax opinions delivered in connection with the Arrangement. The foregoing restrictions may limit for a period of time the Corporation’s, the Manager’s and the entities conducting the asset management business’ ability to pursue certain strategic transactions or other transactions; however, are designed to preserve the intended Canadian and U.S. federal income tax treatment of the Arrangement.
Indemnification
Pursuant to the Tax Matters Agreement, the parties each agree to indemnify and hold harmless the other parties and their representatives against any losses suffered or incurred by the others as a result of or in connection with a breach of any covenant made by the indemnifying party under the Tax Matters Agreement.
INTERESTS OF EXPERTS
Deloitte LLP, the Corporation’s Independent Registered Public Accounting Firm, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: Angela F. Braly; Rafael Miranda and Janice Fukakusa, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Ms. Fukakusa is qualified as a “designated financial expert.” Ms. Braly has extensive senior management experience with a public company as Chair, President and Chief Executive Officer of WellPoint, Inc., a health benefits company now known as Elevance Health, Inc. Ms. Braly was Chair of the board of WellPoint, Inc. from 2010 to 2012 and President and Chief Executive Officer from 2007 to 2012. Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, a position she held for approximately 10 years. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electric utility company in Spain. He is the Chairman of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain.
Ms. Fukakusa currently serves on the audit committee of three other public companies, in addition to her service on the Audit Committee. The Board has affirmatively determined that such simultaneous service by Ms. Fukakusa on the audit committees of the three other public companies will not impair her ability to effectively serve on the Audit Committee.
Additional information on the members of the Audit Committee is contained in the Corporation’s 2023 Circular.
Principal Accountant Fees and Services

Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its main consolidated reporting issuer subsidiaries (other than BEP and BEPC). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2023 and 2022:
Brookfield Corporation - 2023 Annual Information Form    46

	2023			2022
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit Fees	$2.3	$76.8	$79.1	$2.6	$45.0	$47.6
Audit-Related Fees	—	30.6	30.6	—	59.2	59.2
Tax Fees	—	7.1	7.1	—	3.7	3.7
All Other Fees	—	0.7	0.7	—	0.5	0.5
Total	$2.3	$115.2	$117.5	$2.6	$108.4	$111.0

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the Corporation, including fees for services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board (United States). This category also includes services that generally only the external auditor reasonably can provide, including comfort letters and consents relating to certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for certain permissible consulting and advisory services.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s 2023 Circular.
Additional financial information on the Corporation is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2023, as well as other information on the Corporation, all of which may be found on our website at www.bn.brookfield.com and on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
Brookfield Corporation - 2023 Annual Information Form    47

APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES
The following sets out trading information for 2023 for the Corporation’s publicly traded securities that were outstanding at any time during 2023, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”).

	Class A Limited Voting Shares (TSX: BN)				Class A Limited Voting Shares (NYSE: BN)
	Price Per Share (C$)				Price Per Share (US$)
Period 2023	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	50.49	42.60	47.36	28,971,411	37.95	31.18	35.27	34,330,030
February	51.50	45.28	48.19	34,864,802	38.48	33.18	35.83	55,989,870
March	46.70	38.92	42.13	59,872,047	34.31	28.25	30.80	86,675,530
April	45.31	41.85	43.55	29,269,587	33.46	30.90	32.32	34,195,185
May	43.97	40.47	41.89	35,008,194	32.45	29.85	31.00	51,897,038
June	44.69	40.50	42.74	46,736,667	33.78	29.92	32.13	43,188,630
July	47.33	42.36	45.25	26,080,313	35.98	31.82	34.25	42,352,987
August	46.71	42.89	44.90	38,961,785	34.81	31.65	33.29	52,860,459
September	48.95	42.24	45.91	38,320,713	36.22	31.13	33.90	48,345,042
October	45.41	40.07	42.44	29,241,723	33.44	28.84	30.94	87,587,310
November	48.63	40.43	45.88	32,691,170	35.83	29.20	33.45	53,348,448
December	54.21	47.32	50.98	33,030,222	41.05	34.97	38.10	41,216,267

(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.

	Class A Preference Shares, Series 2 (TSX: BN.PR.B)				Class A Preference Shares, Series 4 (TSX: BN.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	13.59	12.76	13.19	141,992	13.49	12.85	13.22	88,042
February	13.58	13.25	13.44	68,144	13.50	13.31	13.44	26,424
March	13.58	12.12	12.83	168,347	13.45	12.25	12.83	46,798
April	12.58	11.92	12.17	100,797	12.55	11.94	12.11	93,761
May	12.01	10.71	11.48	98,416	11.99	11.11	11.52	29,955
June	11.78	11.00	11.39	74,939	11.70	11.06	11.39	47,957
July	12.12	11.35	11.64	119,797	11.91	11.35	11.56	47,876
August	11.91	11.35	11.55	143,778	11.85	11.36	11.60	122,900
September	11.57	11.11	11.32	117,580	11.50	11.15	11.31	42,186
October	11.50	10.43	11.08	143,977	11.45	10.46	11.04	82,438
November	11.49	10.50	10.89	100,782	11.49	10.50	10.85	44,703
December	11.54	10.91	11.28	129,751	11.45	10.82	11.22	66,205

A-1        Brookfield Corporation - 2023 Annual Information Form

	Class A Preference Shares, Series 13 (TSX: BN.PR.K)				Class A Preference Shares, Series 17 (TSX:BN.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	13.69	12.87	13.24	201,509	19.75	17.81	19.05	81,537
February	13.67	13.42	13.54	126,378	19.70	18.81	19.27	63,462
March	13.58	12.42	12.96	266,793	19.00	17.93	18.51	47,165
April	12.68	12.00	12.18	42,371	18.83	18.41	18.57	67,218
May	12.69	11.11	11.60	31,688	18.68	17.01	18.07	52,149
June	11.60	11.11	11.41	60,542	17.86	17.03	17.38	44,255
July	11.97	11.12	11.53	375,642	17.94	17.26	17.47	69,899
August	11.89	11.33	11.55	364,533	17.51	16.30	17.00	55,203
September	11.88	11.11	11.30	59,900	17.27	16.30	16.70	66,974
October	11.44	10.44	10.99	86,454	16.51	15.10	15.95	109,791
November	11.38	10.55	10.81	99,305	17.25	15.46	16.37	66,639
December	11.74	10.79	11.23	129,772	17.20	16.50	16.79	126,712

	Class A Preference Shares, Series 18 (TSX: BN.PR.N)				Class A Preference Shares, Series 24 (TSX: BN.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	19.69	17.78	19.02	239,037	15.38	13.88	14.90	64,402
February	19.57	18.75	19.20	66,333	15.65	14.75	15.14	68,600
March	18.95	18.01	18.47	61,950	14.96	13.45	14.05	134,250
April	18.73	18.39	18.52	75,781	13.89	13.38	13.69	51,335
May	18.52	17.12	18.07	39,660	13.60	12.44	13.16	85,483
June	17.77	17.02	17.32	52,480	13.31	12.70	13.10	182,663
July	17.76	17.07	17.38	44,664	14.52	13.00	13.69	184,465
August	17.48	16.18	16.97	99,333	14.11	12.80	13.36	116,369
September	17.12	16.03	16.60	79,188	13.40	12.70	12.94	91,475
October	16.40	15.08	15.89	89,132	13.00	11.77	12.60	154,491
November	17.10	15.30	16.21	276,500	13.76	12.17	12.89	145,967
December	17.11	16.33	16.73	198,540	14.38	13.68	13.97	116,813
Brookfield Corporation - 2023 Annual Information Form                                A-2

	Class A Preference Shares, Series 26 (TSX: BN.PR.T)				Class A Preference Shares, Series 28 (TSX: BN.PR.X)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	15.65	14.37	15.23	158,810	16.52	15.69	16.27	179,580
February	16.01	15.21	15.60	101,766	17.25	16.19	16.64	32,795
March	15.62	13.74	13.48	91,349	16.50	14.25	15.17	96,257
April	14.26	13.66	14.01	75,072	15.11	14.28	14.73	61,191
May	13.91	12.74	13.48	188,877	14.69	13.52	14.17	104,413
June	13.80	13.00	13.59	106,238	14.50	13.83	14.12	63,771
July	14.54	13.55	14.02	59,425	15.20	14.16	14.58	59,641
August	14.37	13.11	13.63	330,277	15.00	13.30	14.06	205,728
September	13.79	12.66	13.04	104,439	13.96	12.75	13.26	93,228
October	13.13	11.85	12.71	134,627	13.33	12.05	12.70	101,984
November	14.01	12.26	13.03	117,492	14.25	12.36	13.37	130,107
December	14.52	13.80	14.17	87,054	14.81	14.00	14.45	157,282

	Class A Preference Shares, Series 30 (TSX: BN.PR.Z)				Class A Preference Shares, Series 32 (TSX: BN.PF.A)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.40	21.09	22.00	109,039	20.27	18.31	19.73	79,822
February	22.44	21.26	22.01	87,364	21.65	19.96	20.89	98,131
March	21.60	19.20	20.41	248,304	21.51	18.30	19.88	141,897
April	20.27	19.35	19.84	73,905	19.25	18.10	18.67	140,697
May	19.86	18.55	19.17	160,644	18.75	17.25	17.93	93,755
June	19.61	18.70	19.24	65,644	19.47	17.61	18.96	166,394
July	19.25	18.76	19.04	128,659	20.98	19.25	20.08	111,816
August	19.00	17.26	18.19	177,167	20.85	19.01	19.94	248,359
September	17.99	17.11	17.57	151,815	19.99	18.69	19.41	108,411
October	17.19	16.08	16.66	139,102	18.83	18.02	18.41	288,739
November	18.38	16.29	17.52	188,755	20.46	18.45	19.55	184,372
December	18.59	17.80	18.30	192,162	20.79	19.90	20.31	133,679
A-3        Brookfield Corporation - 2023 Annual Information Form

	Class A Preference Shares, Series 34 (TSX: BN.PF.B)				Class A Preference Shares, Series 36 (TSX: BN.PF.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	18.06	16.34	17.62	53,402	20.20	18.25	19.46	96,711
February	18.55	17.50	17.99	135,985	20.20	19.30	19.82	38,958
March	18.60	16.04	17.22	85,253	19.68	18.25	18.93	49,019
April	16.85	16.07	16.43	77,629	19.29	18.76	18.99	91,377
May	16.67	15.26	16.06	135,308	19.00	17.30	18.44	39,319
June	16.71	15.56	16.26	155,701	18.00	17.03	17.52	53,650
July	17.15	16.30	16.65	280,503	18.00	17.43	17.58	43,851
August	17.25	15.97	16.73	243,470	17.70	16.33	17.08	60,063
September	17.15	16.14	16.53	97,009	17.35	16.49	16.86	88,544
October	17.23	16.50	16.87	199,127	16.79	15.43	16.25	79,786
November	18.15	16.83	17.48	195,504	17.29	15.63	16.57	108,175
December	18.25	16.86	17.37	154,483	17.30	16.50	16.91	103,076

	Class A Preference Shares, Series 37 (TSX: BN.PF.D)				Class A Preference Shares, Series 38 (TSX: BN.PF.E)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	20.35	18.27	19.58	172,809	16.40	14.91	15.91	15,970
February	20.23	19.35	19.86	52,367	16.50	15.92	16.27	35,296
March	19.49	18.70	19.03	128,230	16.21	14.30	15.06	39,673
April	19.43	19.11	19.23	64,961	14.50	13.79	14.22	374,832
May	19.69	17.52	18.76	66,943	15.24	13.57	14.37	135,377
June	18.16	17.35	17.71	45,481	14.66	13.89	14.43	34,034
July	18.04	17.50	17.77	95,974	15.30	14.50	14.77	71,089
August	17.91	16.59	17.23	93,005	15.31	13.83	14.58	262,976
September	17.64	16.74	17.04	77,226	14.50	13.80	14.16	66,345
October	16.90	15.61	16.35	77,393	14.39	13.37	14.05	194,670
November	17.50	15.85	16.77	65,658	15.22	13.45	14.35	105,942
December	17.50	16.81	17.15	77,040	15.95	14.75	15.24	102,978
Brookfield Corporation - 2023 Annual Information Form                                A-4

	Class A Preference Shares, Series 40 (TSX: BN.PF.F)				Class A Preference Shares, Series 42 (TSX: BN.PF.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	17.99	16.75	17.65	125,346	16.95	15.41	16.47	88,097
February	18.40	17.70	18.12	107,737	17.14	16.55	16.95	71,516
March	17.81	15.98	16.88	67,623	16.79	14.65	15.57	101,650
April	17.39	16.20	16.51	87,572	15.27	14.61	14.87	70,939
May	16.56	15.11	16.03	48,383	15.25	13.98	14.71	130,057
June	16.19	15.65	15.92	217,143	14.99	14.11	14.66	127,047
July	16.39	15.78	16.02	220,183	15.55	14.66	14.97	157,213
August	16.73	15.50	16.01	665,917	15.39	14.15	14.93	222,993
September	16.65	15.69	16.19	164,054	14.85	14.07	14.45	225,534
October	16.69	15.25	16.25	132,956	14.70	13.45	14.30	219,201
November	17.37	15.37	16.16	139,805	15.66	13.50	14.45	268,650
December	17.68	16.66	17.08	281,283	16.74	15.55	16.11	227,616

	Class A Preference Shares, Series 44 (TSX: BN.PF.H)				Class A Preference Shares, Series 46 (TSX: BN.PF.I)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.75	23.23	24.04	88,693	23.73	22.50	23.05	51,710
February	24.20	23.61	23.85	82,028	23.50	22.63	23.06	88,704
March	23.86	21.55	22.70	148,212	22.79	20.15	21.37	217,917
April	22.00	20.40	21.30	57,071	20.40	19.48	19.97	118,704
May	20.97	20.05	20.63	150,059	20.25	19.41	19.88	152,500
June	20.97	19.50	20.17	141,758	20.00	19.00	19.42	86,548
July	20.38	18.85	19.75	217,762	20.21	18.57	19.31	151,395
August	20.55	18.22	19.64	142,331	20.14	18.00	18.88	176,103
September	19.85	18.75	19.33	130,723	18.94	17.60	18.17	139,506
October	19.20	18.30	18.82	122,748	17.80	16.37	17.21	246,711
November	21.13	18.65	19.75	157,627	18.71	16.78	17.71	204,492
December	20.75	19.51	20.15	244,468	19.63	18.60	19.05	225,728
A-5        Brookfield Corporation - 2023 Annual Information Form

	Class A Preference Shares, Series 48 (TSX: BN.PF.J)				Class A Preference Shares, Series 51 (TSX: BN.PF.K)
	Price Per Share (C$)				Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	23.75	22.74	23.34	310,726	16.60	15.75	16.15	45,946
February	23.80	23.06	23.44	100,787	16.11	15.77	16.00	27,484
March	23.63	21.50	22.73	118,786	15.99	15.20	15.64	33,450
April	22.55	21.36	22.04	129,109	15.50	15.10	15.19	17,268
May	22.24	20.55	21.60	137,859	15.37	14.70	14.94	103,408
June	21.76	20.16	20.93	222,621	15.40	14.75	15.13	29,936
July	20.71	19.51	20.14	155,985	15.51	15.01	15.20	16,459
August	19.95	17.71	19.09	230,700	15.51	15.00	15.25	29,110
September	19.25	17.93	18.50	174,000	15.16	14.75	14.88	14,670
October	18.51	16.24	17.66	210,072	14.85	14.10	14.42	30,091
November	19.50	16.66	18.28	365,071	15.03	14.10	14.82	31,759
December	20.16	18.89	19.41	263,484	15.08	12.81	14.14	35,570

	Class A Preference Shares, Series 52 (TSX: BN.PF.L)
	Price Per Share (C$)
Period 2023	High	Low	Average	Volume Traded
January	12.25	11.40	12.07	10,836
February	12.50	12.00	12.13	6,200
March	12.00	11.70	11.84	8,733
April	11.75	11.20	11.47	6,755
May	11.31	11.00	11.17	46,784
June	11.35	11.00	11.13	6,960
July	11.20	10.73	10.95	7,450
August	11.07	10.01	10.62	15,000
September	10.15	10.00	10.09	5,936
October	10.45	9.71	10.16	4,102
November	10.20	9.70	9.86	9,415
December	10.33	10.00	10.21	5,197

Brookfield Corporation - 2023 Annual Information Form                                A-6

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class. The number of authorized and issued and outstanding shares listed in the following table are given as of March 4, 2024.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Corporation - 2023 Annual Information Form    B-1

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
2	BN.PR.B	10,220,175	10,220,175	255	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BN.PR.C	3,983,910	3,983,910	100	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
13	BN.PR.K	8,792,596	8,792,596	220	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
17	BN.PR.M	7,840,204	7,840,204	196	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price (as defined in the articles) [3]
18	BN.PR.N	8,881,088	7,681,088	192	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price (as defined in the articles) [3]
24	BN.PR.R	10,812,027	10,808,027	270	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	On June 30 in every fifth year after June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends.
[3]    Pursuant to the certificate and articles of arrangement of the Corporation dated December 9, 2022, the Corporation has irrevocably waived and disclaimed its right to convert the Class A Preference Shares, Series 17 and the Class A Preference Shares, Series 18 into Class A Shares, such that this conversion right can no longer be exercised by the Corporation as a term of the Class A Preference Shares, Series 17 and the Class A Preference Shares, Series 18.

B-2    Brookfield Corporation - 2023 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
25	N/A	10,996,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BN.PR.T	9,770,928	9,770,928	244	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	On March 31 in every fifth year after March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BN.PR.X	9,723,927	9,233,927	231	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	On June 30 in every fifth year after June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BN.PR.Z	9,787,090	9,787,090	245	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	On December 31 in every fifth year after December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2023 Annual Information Form    B-3

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
32	BN.PF.A	11,750,299	11,750,299	294	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	On September 30 in every fifth year after September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34 [3]	BN.PF.B	9,876,735	9,876,735	247	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	On March 31 in every fifth year after March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BN.PF.C	7,842,909	7,842,909	196	4.85%	March 31, 2018	25.75 if before March 31, 2020, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BN.PF.D	7,830,091	7,830,091	196	4.9%	September 30, 2018	25.75 if before September 30, 2020, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BN.PF.E	7,906,132	7,906,132	198	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	On March 31 in every fifth year after March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends. [3]    Does not reflect the results of election notices (the deadline for which is March 18, 2024) for the conversion of Class A Preference Shares, Series 34 into Class A Preference Shares, Series 35, as announced on March 4, 2024.

B-4    Brookfield Corporation - 2023 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BN.PF.F	11,841,025	11,841,025	296	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	On September 30 in every fifth year after September 30, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
42	BN.PF.G	11,887,500	11,887,500	297	4.5% until June 30, 2020 ; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	On June 30 in every fifth year after June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
44	BN.PF.H	9,831,929	9,831,929	246	5% until December 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 4.17%, and (ii) 5%	On December 31 in every fifth year after December 31, 2020	25.00	Into Series 45 on a one-for-one basis on December 31, 2020 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2023 Annual Information Form    B-5

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
45	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.17%	December 31, 2020	25.00 for redemptions on December 31, 2025 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 44 on a one-for-one basis on December 31, 2025 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
46	BN.PF.I	11,740,797	11,740,797	294	4.8% until March 31, 2022; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.85%, and (ii) 4.80%	On March 31 in every fifth year after March 31, 2022 [3]	25.00	Into Series 47 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
47	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.85%	March 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 46 on a one-for-one basis on March 31, 2027 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
48	BN.PF.J	11,885,972	11,885,972	297	4.75% until January 1, 2023; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%	On December 31 in every fifth year after December 31, 2022	25.00	Into Series 49 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
49	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.10%	December 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 48 on a one-for-one basis on December 31, 2027 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends. .

B-6    Brookfield Corporation - 2023 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
50	N/A	unlimited	nil	nil
The same rate as the interest rate which would have accrued on the 4.625% Subordinated Notes due October 16, 2080 of Brookfield Finance Inc. at any such time if such notes had not been automatically converted into Cumulative Class A Preference Shares, Series 50 upon an automatic exchange of such notes
						October 16, 2025	US$25.00	N/A	N/A
51	BN.PF.K	4,500,000	3,320,486	75	Between 50 - 100% of “Prime Rate” (as defined in the articles)	At any time	22.44	Into Series 52 on a one-for-one basis on November 1, 2026 and on November 1 in every fifth year thereafter and automatically in certain circumstances	N/A
52	BN.PF.L	4,500,000	1,177,580	26	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1, 2026 and on November 1 in every fifth year thereafter	22.00	Into Series 51 on a one-for-one basis on November 1, 2026 and on November 1 in every fifth year thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2023 Annual Information Form    B-7

Voting Rights
Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).
Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.
Rights on Liquidation, Dissolution and Winding Up
Holders of Class A Preference Shares are entitled to C$25.003 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.
Restrictions on Dividends and Retirement of Shares
Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:
a)    declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;
b)    except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;
c)    except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;
d)    redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares4; or
e)    with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares5;
unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.
Purchase for Cancellation
Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

1    24 monthly dividends in the case of Class A Preference Shares, Series 51.
2    In the case of holders of Class A Preference Shares, Series 51 and 52, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.
3    In the case of holders of Class A Preference Shares, Series 50, US$25.00 per share. In the case of holders of Class A Preference Shares, Series 51 and Series 52, C$22.00 per share.
4    This provision does not apply to Class A Preference Shares, Series 17 and 18.
5    This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49 and 50.
B-8    Brookfield Corporation - 2023 Annual Information Form

Shareholder Approvals
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 ⅔% of the votes cast at a meeting where the required quorum6 is present.
CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.
Series
The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.
CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES
The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share not in excess of 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

6    The required quorum for Class A Preference Shares, Series 2 and 4 is as prescribed by the by-laws of the Corporation with respect to meetings of shareholders or as required by law. The required quorum for a meeting of holders of Class A Preference Shares, Series 6, 51 and 52 is as prescribed by the by-laws of the Corporation with respect to meetings of shareholders, subject to a minimum requirement of at least two persons present entitled to vote thereat. The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49 and 50 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.
Brookfield Corporation - 2023 Annual Information Form    B-9

Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.
OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
B-10    Brookfield Corporation - 2023 Annual Information Form

APPENDIX C
AUDIT COMMITTEE CHARTER1

March 2024
A committee of the board of directors (the “Board”) of Brookfield Corporation (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Corporation’s management information circular.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor
(a)    oversee the work of the Corporation’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;
(b)    require the Auditor to report directly to the Committee;
(c)    review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;
(d)    where appropriate, recommend to the Board to terminate the Auditor;
(e)    when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;
(f)    review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;
(g)    at least annually, obtain and review a report by the Auditor describing:
(i)    the Auditor’s internal quality-control procedures; and

1    Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for the Corporation’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for the Corporation’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

Brookfield Corporation - 2023 Annual Information Form    C-1

ii)    any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;
(h)    at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;
(i)    ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;
(j)    meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:
(i)    planning and staffing of the audit;
(ii)    any material written communications between the Auditor and management;
(iii)    whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
(iv)    the extent to which the Auditor is satisfied with the nature and scope of its examination;
(v)    whether or not the Auditor has received the full co-operation of management of the Corporation;
(vi)    the Auditor’s opinion of the competence and performance of the Chief Financial Officer (“CFO”) and other key financial personnel of the Corporation;
(vii)    the items required to be communicated to the Committee in accordance with generally accepted auditing standards;
(viii)    all critical accounting policies and practices to be used by the Corporation;
(ix)    all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;
(x)    any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and
(xi)    any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;
(k)    annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation and its subsidiaries for the then-ended quarter;
(l)    resolve any disagreements between management and the Auditor regarding financial reporting; and
(m)    set clear policies for hiring partners and employees and former partners and employees of the Auditor.
Financial Reporting
(a)    prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
(i)    audited annual financial statements, in conjunction with the report of the Auditor;
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(ii)    interim financial statements;
(iii)    annual and interim management discussion and analysis of financial condition and results of operation;
(iv)    reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and
(v)    all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;
(b)    review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;
(c)    review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);
(d)    review disclosures made to the Committee by the Chief Executive Officer (“CEO”) and CFO of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;
(e)    review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;
(f)    review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;
(g)    for the financial information of Brookfield Business Partners LP, Brookfield Business Corporation, Brookfield Infrastructure Partners LP, Brookfield Infrastructure Corporation, Brookfield Property Partners LP, Brookfield Renewable Partners LP and Brookfield Renewable Corporation (collectively, the “Public Affiliates”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information, to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates themselves which the Committee does not do):

(i)    rely on the review and approval by the audit committee and the board of directors (or the board of directors of the general partner, as applicable) of each respective Public Affiliate;
(ii)    rely on reports or opinions of the external auditor for each Public Affiliate;
(iii)    if required in the view of the Committee, review developments in financial reporting at the Public Affiliates; and
(iv)    if required in the view of the Committee, take all other reasonable steps, directly or through the Auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information;
(h)    for the financial information of Brookfield Asset Management ULC (the “Asset Management Company”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Asset Management Company Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Asset Management Company Information to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Asset Management Company itself which the Committee does not do):
(i)    rely on the review and approval by the audit committee and the board of directors of Brookfield Asset Management Ltd.;
(ii)    rely on reports or opinions of the external auditor for the Asset Management Company;
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(iii)    if required in the view of the Committee, review developments in financial reporting at the Asset Management Company; and
(iv) if required in the view of the Committee, take all other reasonable steps, directly or through the Auditor, to satisfy itself of the integrity of the Consolidated Asset Management Company Information; and
(i)    for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary.
Internal Audit; Controls and Procedures; and Other
(a)    meet privately with the person responsible for the Corporation’s internal audit function (the “Internal Auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;
(b)    require the Internal Auditor to report directly to the Committee;
(c)    review the mandate, budget, planned activities, staffing and organizational structure of the Internal Auditor (which may be outsourced to a firm other than the Auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor, review the appointment and replacement of the Internal Auditor and review the significant reports to management prepared by the Internal Auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;
(d)    review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;
(e)    review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management or of the Risk Management Committee, or otherwise;
(f)    periodically review the status of taxation matters of the Corporation; and
(g)    consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the Internal Auditor, for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance team, the internal audit team and the Auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the Auditor’s work.
REPORTING
The Committee will regularly report to the Board on:
(a)    the Auditor’s independence;
(b)    the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;
(c)    the performance of the Internal Auditor;
(d)    the adequacy of the Corporation’s internal controls and disclosure controls;
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(e)    its recommendations regarding the annual and interim financial statements of the Corporation and, to the extent applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
(f)    its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;
(g)    the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and
(h)    all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.
COMPLAINTS PROCEDURE
The Corporation’s Code of Business Conduct (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including: (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblowing Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing without retaliation.
The Risk Management Committee has primary Board oversight responsibility for the Corporation’s reporting hotline and is required to refer to the Audit Committee allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to financial reporting.
The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the Corporation’s reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s website and the management information circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
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MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the CEO or CFO of the Corporation, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedures.
Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Chair of the Board and the CEO of the Corporation. Notice of a meeting may be given orally or by letter, e-mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.
This Charter of the Audit Committee was reviewed and approved by the Board on March 8, 2024.

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Annex A
Definitions for the Corporation’s Board and Committee Charters

“Audit Committee” means the audit committee of the Board.
“Audit Committee Financial Expert” means a person who has the following attributes:
(a)    an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;
(b)    the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
(d)    an understanding of internal controls and procedures for financial reporting; and
(e)    an understanding of audit committee functions, acquired through any one or more of the following:
(i)    education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
(ii)    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(iii)    experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(iv)    other relevant experience.
“Board Interlocks” arise when two directors of one public company sit together on the board of another company.
“Brookfield Re” means Brookfield Reinsurance Ltd.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Governance and Nominating Committee” means the governance and nominating committee of the Board.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:
(a)    is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;
(b)    is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;
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(c)    is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;
(d)    is or was employed as, or whose Immediate Family Member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and
(e)    is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.
Additionally, an Independent Director for the purposes of the Audit Committee and the Management Resources and Compensation Committee, specifically may not:
(x)    accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or
(y)    be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
Furthermore, an Independent Director for the purposes of the Management Resources and Compensation Committee, specifically may not:
(x)    have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.
For the purposes of the definition of Independent Director, the term Corporation includes any parent or subsidiary in a consolidated group with the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Management Resources and Compensation Committee” means the management resources and compensation committee of the Board.
“Risk Management Committee” means the risk management committee of the Board.
“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Corporation's management information circular.
“Sustainability” includes but is not limited to responsibility or experience overseeing and/or managing: climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; environmental regulatory and/or compliance matters; health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; community/stakeholder engagement; board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.
“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation or its affiliates other than as a director of the Corporation or any of its affiliates. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo